Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

In Force Technology, Inc.
230 Broadway, Suite 201
Lynnfield, MA 01940
www.inforcetechnology.com

Up to $1,069,962.90 in Class B Common Stock at $7.89
Minimum Target Amount: $9,996.63

Company:

Company: In Force Technology, Inc.
Address: 230 Broadway, Suite 201, Lynnfield, MA 01940
State of Incorporation: MA
Date Incorporated: November 27, 2017

Terms:

Equity

Offering Minimum: $9,996.63 | 1,267 shares of Class B Common Stock
Offering Maximum: $1,069,962.90 | 135,610 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $7.89
Minimum Investment Amount (per investor): $228.81

Perks:

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).* 10% Stock Premium for any investor who invests within the first 10 days!

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.

Company Perks*

Early Bird

Early Bird Bonus - First 10 days | 10% bonus shares

Volume

Tier 1 perk - ($1000 +) IF911 Sticker & Face Covering

Tier 2 perk - ($5,000+) IF911 Sticker, Face Covering & Stainless Steel Tumbler

Tier 3 perk - ($10,000+) Challenge Coin

Tier 4 perk - ($25,000+) Challenge Coin & Personal phone call with Company CEO

Tier 5 perk - ($50,000+) Personal phone call with CEO, Invitation for in-person or remote Meet & Greet and Challenge Coin

All perks that occur when the offering is complete must be added right below the company perks.

The 10% StartEngine Owners' Bonus

IFT will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $7.89 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $789. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

In Force Technology ("IFT") developed IN FORCE911 school safety application - a mobile panic button, designed to save lives. IN FORCE911 is designed to reduce law enforcement response time to an active threat, while bridging the communications gap with those who are experiencing the threat and, first responders. The problem is that most active shooting events are over in about 5 minutes. The national law enforcement response time to an active shooting event is 12.5 minutes, which indicates law enforcement are arriving on the scene too late.

IFT operates as a software-as-a-service (SaaS) business model, selling primarily to both municipal governments and school districts across the nation. The majority of the Company's customers are public and private K-12 schools and correlating law enforcement agencies. For these entities, the total addressable market is

approximately $517 million annually. In addition, the Company's primary technology, IN FORCE911, is equally applicable deployed in municipal buildings, courthouses, hospitals, colleges & universities, and corporate campuses. The Company's entire serviceable addressable market is greater than $1.8 billion annually. Each customer contract entered into is for no less than three years and, the customer pays annually with approximately an 8% increase in the subscription fee year-over-year.

Litigation

Kologik Capital, LLC v. In Force Technology, LLC et al, 1:18-cv-11168-GAO (D. Mass.): In response to Kologik Capital, LLC ("Kologik") filing an anticompetitive suit, IFT filed a counter-claim seeking damages, including attorney's fees and other related costs due to the baseless and meritless allegations set forth in the complaint. In fact, the Company is extremely confident in not only its legal defense and overall posture, but also its ability to seek damages as a result of the suit being brought forth. Accordingly, the Company will seek to dismiss the case through the appropriate legal proceedings in the coming weeks. In short, Kologik filed a lawsuit against IFT for trademark infringement, false designation of origin and false or misleading description or representation of fact, dilution, unfair competition and false advertising. The claims relate to Kologik's "copsync" and "copsync" trademarks and service marks. As early as 2005, Kologik created as a "software for a service" or "SaaS" platform for law enforcement to share real-time information amongst counties, agencies, and departments and sold or licensed under the copsync trademark by Kologik's predecessor in interest.

Competitors and Industry

Industry

The school safety industry is a $1 billion per year industry that continues to grow each year. (https://www.intellectualtakeout.org/article/school-security-now-multi-billion-dollar-industry-there-better-way-protect-children/). Particularly in the wake of the Parkland, FL school shooting, budgetary requests for safety enhancements skyrocketed across the company. Among those enhancements include "panic buttons." In fact, the founders at IFT have worked with advocates to enact and pass Alyssa's Law. This is a law that mandates that all schools have a direct notification mechanism with local law enforcement should a life-threatening event occur. Currently, two states - Florida and New Jersey - have enacted this law. Accordingly, IFT is aggressively pursuing every potential opportunity in both those states. By virtue of the specifications required within the law, IN FORCE911 meets and exceeds the criteria by providing school districts with a real-time notification and communication mobile panic button.

IN FORCE911 is a proprietary software application with a unique law enforcement interface that enables law enforcement officials the ability to receive an alert directly to their in-car computer as well as their smartphones, and the local dispatch center. Importantly, IN FORCE911 is the only all-in-one, a holistic solution not requiring integration or modifications to the product in order to achieve the end results of

reducing police response time while increasing communications.

Competition

While there are perceived competitors in the industry offering variants of "panic buttons" and other alerting mechanisms, none compete directly and technologically with IN FORCE911. Specifically, IN FORCE911 is the only application that is cloud-hosted in the government section of Microsoft Azure, and is FIPS 140-2 (the FBI standard of data encryption) and CJIS-5 compliant. Further, IN FORCE911 integrates floor plans, building schematics and IP camera feeds presented in a streamlined manner for law enforcement. Finally, IN FORCE911 provides law enforcement the ability to send *reverse alerts* to schools of unbeknownst threats.

Some of the competing companies in the space include Rave Mobile and CrisisGo. While these companies are active in the school safety industry, they do not exclusively focus on alert notification and communication with law enforcement. Certainly, these other companies, in particular, do not have a competing law enforcement interface allowing for inter and intra-agency communications and information sharing.

Current Stage and Roadmap

Current Stage

IN FORCE911 is currently running on version 4.1 after a successful market launch in the summer of 2018. At that time, the company had released native Windows and Mac applications only. After continued research and development, the Company developed native iOS, Android, and Chrome applications to account for the growing adoption rates of these operating systems in schools. Over the course of the last twelve months, the company has worked off its solid product foundations to create and implement additional features and functionality. In doing so, we provided our school users to utilize the software on a more routine and daily basis - other than during training exercises or actual life-threatening events. Also, the current software version has accounted for slight modifications to make the end-user experience more intuitive and interactive.

Finally, the technology and software engineering teams implemented strategies to ensure greater product stability and longevity over the last several months while incorporating some minor enhancements to the software based on customer feedback, with the ultimate goal being to enhance the end-users' experience.

Future Roadmap

The Company plans to undertake two fairly sizeable development projects between now and June 2021. These particular projects will elevate the IN FORCE911 platform to a higher level of modern software development and sophistication while adapting to the new learning environments in the classroom. The latter six months of the year will be utilized to undertake the development of a complementary software product, which will empower the Company's go-to-market offering with a school safety-centric

product suite. These product development projects are a result of our internal research and development, and innovation while incorporating critical customer feedback about our software builds. As a result of these anticipated product launches, the Company anticipates expanding its customer footprint into additional vertical markets.

The Team

Officers and Directors

Name: Brandon D. Flanagan

Brandon D. Flanagan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President & Chief Executive Officer (CEO)
  Dates of Service: November 28, 2017 - Present
  Responsibilities: The role of the CEO is the implement and execute the company's mission with oversight and management of the team and related processes to ensure effectiveness and high efficiency. The current salary of the CEO is listed at $180,000 annually.

- **Position:** Director
  Dates of Service: May 20, 2019 - Present
  Responsibilities: Work with other members of the board by providing quarterly company updates

Other business experience in the past three years:

- **Employer:** Commission on Medico-legal Investigations
  Title: Board Member
  Dates of Service: October 15, 2015 - Present
  Responsibilities: It is the responsibility of members of the commission to provide oversight of the Commonwealth of Massachusetts' Office of the Chief Medical Examiner.

Name: Donald B. Flanagan

Donald B. Flanagan's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Government Officer, Co-Founder
  Dates of Service: November 28, 2017 - Present
  Responsibilities: The Chief Government Officer is tasked with managing all the company's government affairs projects and strategic initiatives. This position is

tasked with pursuing all government assets, including grant opportunities and high-level government meetings in the best interest of the company and execution of the Company goals. This position is contracted to receive $180,000 annually.

- **Position:** Chairman of the Board
  Dates of Service: May 20, 2019 - Present
  Responsibilities: Manage corporate governance and compliance

Name: Gokhan Ozkan

Gokhan Ozkan's current primary role is with Morgan Stanley . Gokhan Ozkan currently services Less than 8 hours per week. hours per week in their role with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Preferred Director
  Dates of Service: May 20, 2019 - Present
  Responsibilities: Represent the interests of the preferred class of shareholders

Other business experience in the past three years:

- **Employer:** Morgan Stanley
  Title: Vice President, Private Banker
  Dates of Service: January 01, 2015 - Present
  Responsibilities: To act as a fiduciary to his client portfolio while providing sound investment and strategic banking advice.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford

the loss of their entire investment. Furthermore, the purchase of any of the Class B common shares should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a real-time threat notification application. Our revenues are therefore dependent upon the market for school and organization safety software applications.

Minority Holder; Securities with No Voting Rights

The Class B common shares that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

The Convertible Promissory Notes have no rights to vote until the date of maturity

The Convertible Promissory Notes have no voting rights. This means you are trusting in management discretion. You will also hold these non-voting securities as a minority holder. Therefore, you will have no say in the day-to-day operation of the Company and must trust the management of the Company to make good business decisions that grow your investment. Holders of our outstanding Preferred Stock have liquidation preferences over holders of Common Stock, including the Common Stock being offered in this offering. This liquidation preferences is paid if the amount a holder of Preferred Stock would receive under the liquidation preference in greater than the amount such holder would have received if such holder's shares of Preferred Stock had been converted to Common Stock immediately prior to the liquidation event. If a liquidation event, including a sale of our company, were to occur then first all creditors and Preferred Stockholder of the Company will be paid out. If there is any cash remaining, then the Common stockholders will be paid.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

While the Company has successfully demonstrated its ability to generate revenue growth year over year, the Company is within its early years as a SaaS business model and accordingly, the company has not yet generated profitability.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

COVID-19

Should the COVID-19 pandemic worsen through increased infection and mortality rates throughout the entirety of the United State, it would cause municipal government buildings and public/private schools to remain closed. As a result of those circumstances, the Company would become materially impacted due to its inability to

effectively sell the Company's primary software, IN FORCE911 to its targeted industries.

Blackout Event

Although exceptionally rare, in the instance that all forms of communication become widely unavailable, IN FORCE911 users and subscribers would be unable to utilize the software during emergency situations.

Rolling Closings

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have. Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Brandon Flanagan	500,000	Class A Common Stock	32.8
Donald Flanagan	500,000	Class A Common Stock	32.8
Eideard Venture Capitals IV	396,700	Series AA Preferred Shares	26.0

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Series AA Preferred Shares. As part of the Regulation Crowdfunding raise, the Company will be offering up to 135,610 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 1,750,000 with a total of 1,520,713 outstanding.

Voting Rights

1 vote per share. Each holder of outstanding Class A Common Stock shall be entitled to cast the number of votes equal to the number of whole shares of Class A Common Stock held by such holder.

Material Rights

The amount of outstanding non-converted Class A Common Stock is 1,016,129 shares. The amount of outstanding converted Class A Common Stock is 1,119,492 shares. The 1,520,713 shares of all outstanding voting equity securities assume all outstanding options are exercised and all outstanding convertible securities converted.

Please Refer to Exhibit F of this Offering Memorandum for a full summary.

Class B Common Stock

The amount of security authorized is 400,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Series AA Preferred Shares

The amount of security authorized is 320,977 with a total of 0 outstanding.

Voting Rights

Each holder of outstanding Series AA Preferred Shares shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the Series AA Preferred Shares held by such holder are convertible as of the record date for determining shareholders entitled to vote on such matter. Except as provided by law or by the other provisions herein contained, holders of Series AA Preferred Shares shall vote together with the holders of Class A Common Stock as a single class and on an as-converted to Common Stock basis.

Material Rights

Please note that the Series AA Preferred Shares would convert to Class A Common Stock, and if converted, there would not be any Series AA Preferred Shares. The Series AA Preferred Shares have the following material rights, preferences, powers, privileges and restrictions, qualification and limitations, among others: one board position, majority board consent for material items and, veto authority in some cases, liquidity preference, and monthly financial reporting.

Please Refer to Exhibit F of this Offering Memorandum for a full summary.

What it means to be a minority holder

As a minority holder of common, non-voting stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value

dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class A Common Units
  Type of security sold: Equity
  Final amount sold: $237,500.00
  Number of Securities Sold: 1,016,129
  Use of proceeds: operations
  Date: February 02, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Series AA Preferred Units
  Type of security sold: Equity
  Final amount sold: $1,795,000.00
  Number of Securities Sold: 320,977
  Use of proceeds: operations
  Date: February 02, 2021
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes

appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Years ended December 31, 2019 compared to year ended December 31, 2018

Revenue:

Revenue for fiscal year 2018, the company's first year of operational existence was $166,802. This was the result of the company's two co-founders working in tandem to effectively and officially launch the company, while actively pursuing sales opportunities in the muncipal government and K-12 markets. In fiscal year 2019, the company formally established a sales team and respective sales processes. The sales team consisted of both inside sales teams, which were responsible for generating sales leads, and an external sales team whose primary task was to provide live demonstrations of the software to prospective customers. As a result of these processes, the company benefited from a significant increase in sales totaling $373,632 in fiscal year 2019 and a 124% growth rate year-over-year.

Cost of sales:

Cost of sales in 2018 was $62,459. In contrast, the cost of sales in fiscal year 2019 increased by an amount of $45,461, for a total of $107,920. The reason for the increase in sales was due to the increased volume of customers and added customer acquisition initiatives.

Gross profits:

Fiscal year 2018 gross profits were $104,343. In fiscal year 2019, gross profits increased by 155% for total amount of $265,712 and was a result of the increased revenues from 2018 to 2019.

Expenses:

The Company's expenses consist of, among other items, employee compensation and benefits, sales and marketing initiatives, professional services fees, and research and development fees. Expenses in 2018 were $847,189 and effectively doubled in 2019 by an amount of $814,194 for a total of $1,661,383 in expenses. The reason for an increase of expenses from 2018 to 2019 is due to increase staffing, identifying an appropriate office space, increased sales and marketing efforts, and increase product-related research and development initiatives.

Historical results and cash flows:

With respect to fiscal year 2020, investors should expect to see an increase in revenue by only a slight percentage increase. The reason for the low growth rate is due to the material impact of which the COVID19 pandemic had on our business and its ability to sell and market our IN FORCE911 product. Our primary product has been marketed toward municipal government and K-12 markets. Accordingly, those industries were effectively "shut down" to the COVID19 virus. In essence, the company was unable to reach a captive audience during that time. However, the company dramatically reduced its monthly burn and operational expenses. While the revenue growth rate was under the target, the company was able to demonstrate a growth rate of just 10% despite a global pandemic.

Forward-looking, the company expects to achieve a growth rate of 100%+ by the end of fiscal year 2021, demonstrating high SaaS growth rates. The company has begun to increase staffing and ramp up operational expenses through the undertaking of specific sales and marketing initiatives designed to drive traffic and inbound leads to the company on a more consistent basis. Therefore, investors should expect to see a steady rise in operational expenses, including staffing, but also an increase in sales activity and revenue generation as the country prepares to send students back to the classroom on a full-time basis. We believe that current indicators suggest that IFT is prepared to execute on a successful growth year!

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

Due to COVID-19 and its material interruption of business, the Commonwealth of Massachusetts has made several hundreds of millions of dollars available for companies negatively impacted by COVID-19. Companies impacted by the global pandemic are eligible to receive a $75,000 grant. Based on the requirements, IFT meets and exceeds the listed criteria. The Company's application has been submitted and is in process. Additionally, the company has received bank funding by virtue of the Paycheck Protection Program (PPP) through our local banking institution. These funds have been and will continue to be used to support the Company's operations. Finally, the Company has been approved by the Small Business Administration (SBA) for a small loan in the amount of roughly $50,000 to support businesses and business operations during the global pandemic.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

It comes as no surprise to many that the COVID-19 pandemic created challenges for many companies. In fact, the pandemic had a material impact on IFT and its ability to meet the 2020 revenue objectives. Of course, schools and most municipal buildings

and offices were closed, which strained our sales and marketing efforts. Notwithstanding, the Company did in fact increase its ARR by increasing revenue by roughly 10% from fiscal year 2019 to fiscal year 2020. During the unexpected "downtime," the Company scaled back operations and successfully reduced its overall monthly burn rate. Our scaled-back initiatives resulted in a slight reduction in overhead while almost entirely eliminating several sales and marketing related line items.

The Company has experienced a steady rise and increases in both responsiveness and willingness to engage over the last few months. Accordingly, the Company has been working since December 2020 to increase personnel and relaunch specific and strategic sales and marketing techniques.

The proceeds resulting from this REG CF raise will be utilized to strengthen the company's position in the school safety industry and, expand its strategic vision. Specifically, the Company's primary objective this year is to increase traffic to our website and social media platforms and convert those visitors to leads. We will accomplish this by significantly increasing our traditional and digital marketing efforts, launching a targeted public relations campaign and strengthening industry-based relationships. Paid ads and promotions with enhanced SEO work will drive more engagements and a steady influx of interest. In doing so, the sales teams are provided with qualified leads and reduced buy-cycles. If successful, the marketing initiatives will serve as incredibly valuable force multipliers that increase revenue and reduce other operational expenses.

In closing, the Company has access to other financial resources from current investors and shareholders, creditors, and directors.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

The Company operates as a software as a service (SaaS) business model and is heavily reliant on the current recurring revenue model to sustain operations. In fact, the company could theoretically operate, albeit at a slightly reduced monthly burn rate, with only the current customer renewals as its primary source of operational funding, in addition to the Company's 2021 sales revenue forecast. The funds from this raise will support and drive high growth revenue by providing the financial flexibility and means to execute strategic sales and marketing initiatives.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum amount of $10,000 there will be very little material impact to the company. The amount raised will be allocated to pay StartEngine its fees due. Therefore, the Company will continue to operate without

capitalization from this initiative, relying on its recurring revenue and projected new revenue for the remainder of this year. The Company will seek to launch an unrelated round of funding to support its growth plans and strategic initiatives.

How long will you be able to operate the company if you raise your maximum funding goal?

In anticipation of a successful Regulation CF raise, the Company anticipates modifying the current burn rate by slightly increasing the monthly operational expenses. Those increases will contemplate new talent acquisitions and undertaking more advanced sales and marketing initiatives.

Therefore, based on achieving the $1,070,000 maximum raise, coupled with the Company's projected recurring revenue and projected new revenue, we believe the Company will have sufficient operational runway to sustain operations for nearly two years.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Aside from the use of these funds, the Company will seek to strengthen stronger banking relationships in the hopes of leveraging lines of credit for significant projects. Otherwise, the Company does not intend to launch another formal round of funding in the immediate future.

Should the Company find itself in a situation in which demonstrated revenue growth exceeds projections and shareholder expectations, it may be in the Company's best interest to explore potential growth equity opportunities. It is unlikely that the Company explores this opportunity absent strategic acquisition opportunities.

Indebtedness

- **Creditor:** Jeffery Filmore
  Amount Owed: $550,000.00
  Interest Rate: 10.0%
  Maturity Date: June 25, 2022

- **Creditor:** Leslie Vitale
  Amount Owed: $50,000.00
  Interest Rate: 12.0%
  Maturity Date: June 25, 2021

- **Creditor:** Jan Cerretani-Flanagan

Amount Owed: $411,000.00
Interest Rate: 12.0%
A uniform commercial code (UCC) filing has been submitted secure the loan.

- **Creditor:** Steven Temming
  Amount Owed: $300,000.00
  Interest Rate: 10.0%

- **Creditor:** Gokan Ozkhan
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  Maturity Date: January 25, 2022

- **Creditor:** John Aubin
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  The note has been personally guaranteed by the Company's co-founders.

- **Creditor:** Ronald Roberts
  Amount Owed: $25,000.00
  Interest Rate: 12.0%
  The note has been personally guaranteed by the Company's co-founders.

- **Creditor:** Erin Whiskey Mayo, LLC
  Amount Owed: $50,000.00
  Interest Rate: 12.0%
  Maturity Date: November 01, 2020
  The note has been personally guaranteed by the Company's co-founders.

- **Creditor:** Brandon Flanagan
  Amount Owed: $30,988.00
  Interest Rate: 12.0%

- **Creditor:** Donald Flanagan
  Amount Owed: $28,446.00
  Interest Rate: 12.0%

- **Creditor:** Eideard Venture Capital IV
  Amount Owed: $18,000.00
  Interest Rate: 12.0%

Related Party Transactions

- **Name of Entity:** Brandon Flanagan
  Relationship to Company: Officer

Nature / amount of interest in the transaction: The individual had provided short-term bridge funding to finance certain sales and marketing related projects.

Material Terms: For value received, Borrower promises to pay Lender $37,318.87. Standard repayment terms, including a 12% interest rate per annum. Note becomes due and payable if and when the company is either profitable or able to make the payment without causing any negative, material impact to the company's cash flow.

- **Name of Entity:** Donald Flanagan
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: The individual had provided short-term bridge funding to finance certain sales and marketing related projects.
  Material Terms: For value received, Borrower promises to pay Lender $7,613.42. Standard repayment terms, including a 12% interest rate per annum. Note becomes due and payable if and when the company is either profitable or able to make the payment without causing any negative, material impact to the company's cashflow.

- **Name of Entity:** Gokan Ozkhan
  Relationship to Company: Director
  Nature / amount of interest in the transaction: This was a $25,000 bridge loan in which the company utilized to support certain marketing initiatives.
  Material Terms: For value received, Borrower promises to pay Lender $25,000. Standard repayment terms, including a 12% interest rate per annum. Note becomes due and payable if and when the company is either profitable or able to make the payment without causing any negative, material impact to the company's cashflow.

Valuation

Pre-Money Valuation: $11,998,425.57

Valuation Details:

Valuation Disclaimer

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed:

(i) all preferred stock, if any, is converted to common stock;

(ii) all outstanding options, warrants, and other securities, if any, with a right to acquire shares are exercised; and

(iii) any shares reserved for issuance under a stock plan, if any, are issued.

<u>**Valuation Basis**</u>

IFT has set forth a pre-money valuation of approximately $12,000,000 for this round of funding. For the basis of its valuation, the Company references its last data point in 2019 during which time the Company raised institutional funding through a AA preferred equity purchase for 27.99% of the company in exchange for roughly $1.8M at a pre-money valuation of $8M.

Secondly, the company has increased its annual recurring revenue (ARR) each year since its inception, including in 2020 during a global pandemic. Further, the company strengthened and confirmed its position in the industry as a predominant force through its relationships with the largest Superintendent's Association in North America (AASA) and the most well-known school safety advocacy foundation in the country, the *"I Love U Guys Foundation."* In addition, the company bolstered its technological offering by further enhancing its software application and further increasing the competitive moat around the Company and increasing barriers for entry since market introduction.

Third, revenue multiples are most often an input for valuing mature, slower-growing companies, in the private, high growth tech markets. Accordingly, entry multiples are merely a byproduct of the valuation process. For a company like IFT; an early growth SaaS business that has demonstrated significant and consistent growth year-over-year while maintaining exceptionally high margins in an industry that exceeded $1 billion annually and growing, investors should expect to receive substantial returns as the Company's valuation only increases. Notwithstanding, intangible valuation factors, like market response to targeted acts of school violence, for instance, will immediately drive up the value of a company in this space with limited competition and superior technological solutions.

Finally, in start-ups and early-stage companies, including those that are pre-revenue, there are multiple methods that support company valuations. Although IFT has achieved roughly $500,000 in ARR and has so far demonstrated a sustainable high growth and high margin revenues, it is not uncommon to place significant value on other material factors including, proof of concept, supply and demand, emerging industries, hot trends executive and leadership teams and their domain or industry expertise, growth potential, weighted pipeline values, and more.

The Company set its valuation internally, without a formal-third party independent evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.63 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  Once the company reached the minimum funding goal of $10,000, the company intends to reinvest a portion of those proceeds to increase our digital marketing presence.

- *Sales*
  50.0%
  INcrease sales

- *Research & Development*
  16.5%
  Enhance the software

- *Operations*
  10.0%
  Typical operational expenses

If we raise the over allotment amount of $1,069,962.90, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  25.0%
  Of the maximum funding goal, the company intends to invest up to 25% of the proceeds toward enhanced and targeted digital marketing initiatives, including but not limited to, SEM, SEO and Social Media marketing through ad placement. The goal in executing this initiative is to drive inbound leads to the company on a more consistent and steady basis.

- *Operations*
  10.0%
  Typical operational expenses

- *Research & Development*
  20.0%
  While the current publicly available versions of the applications are incredibly stable, the technology and engineering teams desire to update the development platform on which the current yapps currently reside. This undertaking will require new licenses and software technology acquisitions. The purpose for undertaking this initiative is to tp provide a more sophisticated product offering and expand the product's abilities to grow and evolve based on the company's current product development roadmap.

- *Sales*
  41.5%

Increase Sales

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at www.inforcetechnology.com (www.inforcetechnology.com).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/in-force

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR In Force Technology, Inc.

[See attached]

IN FORCE TECHNOLOGY, LLC

FINANCIAL STATEMENT FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNT'S REVIEW REPORT

To Management
In Force Technology, LLC
Lynnfield, Massachusetts

We have reviewed the accompanying financial statements of In Force Technology, LLC, which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of income, statements of equity and statements of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 9, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
December 18, 2020

PO BOX 51121 • SPARKS, NV 89435 • 775.525.1TAX (1829) • WWW.BELLEBS.COM

IN FORCE TECHNOLOGY, LLC
BALANCE SHEETS
DECEMBER 31, 2019 AND 2018

ASSETS

	2019	2018
CURRENT ASSETS		
Cash and cash equivalents	$ 22,260	$ 174,920
Accounts receivable, net	97,305	12,900
Prepaid expenses and other current assets	8,352	5,536
TOTAL CURRENT ASSETS	127,917	193,356
PROPERTY AND EQUIPMENT		
Property and equipment, net	109,747	-
OTHER ASSETS		
Due from related parties	215,590	331,000
Intangible assets	916,055	187,283
	1,131,645	518,283
TOTAL ASSETS	$ 1,369,309	$ 711,639

LIABILITIES AND MEMBERS' EQUITY

	2019	2018
CURRENT LIABILITIES		
Accounts payable	$ 109,899	$ 46,712
Accrued expenses	43,082	7,351
Unearned revenue	255,564	173,837
Notes payable - current portion	426,040	20,217
Convertible notes - current portion	603,312	87,945
TOTAL CURRENT LIABILITIES	1,437,897	336,062
LONG-TERM LIABILITIES		
Notes payable - related parties	246,024	159,523
Notes payable	64,476	-
Convertible notes	31,329	858,975
TOTAL LONG-TERM LIABILITIES	341,829	1,018,498
TOTAL LIABILITIES	1,779,726	1,354,560
MEMBERS' EQUITY		
Contributions	1,917,988	170,000
Accumulated defecit	(2,328,405)	(812,921)
TOTAL MEMBERS' EQUITY	(410,417)	(642,921)
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 1,369,309	$ 711,639

See independent accountant's review report and accompanying notes to financial statements.

IN FORCE TECHNOLOGY, LLC
STATEMENTS OF INCOME
DECEMBER 31, 2019 AND 2018

	2019	2018
REVENUES	$ 373,632	$ 166,802
COST OF GOODS SOLD	107,920	62,459
GROSS PROFIT	265,712	104,343
OPERATING EXPENSES		
Advertising and marketing	127,170	8,146
Amortization expense	36,652	12,717
Bank charges and fees	2,353	13,657
Consulting expense	20,437	-
Contractors	48,663	109,983
Depreciation expense	10,906	-
General and administrative	68,285	63,302
Insurance expense	112,413	34,058
Payroll expense	900,672	390,220
Professional fees	232,375	131,305
Rent expense	61,518	52,740
Software expense	17,701	-
Taxes and licenses	2,298	11,190
Travel	-	10,372
Utilities	19,940	9,499
TOTAL OPERATING EXPENSES	1,661,383	847,189
NET OPERATING INCOME	(1,395,671)	(742,846)
OTHER INCOME/(EXPENSES)		
Interest expense	(119,813)	(70,075)
TOTAL OTHER INCOME/(EXPENSES)	(119,813)	(70,075)
NET LOSS	$ (1,515,484)	$ (812,921)

See independent accountant's review report and accompanying notes to financial statements.

IN FORCE TECHNOLOGY, LLC
STATEMENTS OF EQUITY
DECEMBER 31, 2019 AND 2018

	Contributions/ (Distributions)	Retained Earnings (Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2018	$ -	$ -	$ -
Issuance of Stock	170,000		170,000
Net loss		(812,921)	(812,921)
ENDING BALANCE, DECEMBER 31, 2018	$ 170,000	$ (812,921)	$ (642,921)
Conversion of convertible notes payable	1,747,988	-	1,747,988
Net loss	-	(1,515,484)	(1,515,484)
ENDING BALANCE, DECEMBER 31, 2019	$ 1,917,988	$ (2,328,405)	$ (410,417)

See independent accountant's review report and accompanying notes to financial statements.

IN FORCE TECHNOLOGY, LLC
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2019 AND 2018

	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (1,515,484)	$ (812,921)
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization expense	47,558	12,717
(Increase) decrease in assets:		
Accounts receivable	(84,405)	(12,900)
Prepaid expenses and other current assets	(2,816)	(5,536)
Increase (decrease) in liabilities:		
Accounts payable	63,187	46,712
Accrued expenses	35,731	7,351
Unearned revenue	81,727	173,837
CASH USED FOR OPERATING ACTIVITIES	(1,374,502)	(590,740)
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(765,424)	(200,000)
Cash used for fixed assets	(120,653)	-
CASH USED FOR INVESTING ACTIVITIES	(886,077)	(200,000)
CASH FLOWS FROM FINANCING ACTIVITIES		
Due from/(Repayment of) related party	115,410	(331,000)
Issuance of notes payable	470,299	20,000
Issuance of convertible notes payable	250,000	900,000
Repayment of convertible notes payable	(562,279)	-
Conversion of convertible notes payable	1,747,988	-
Issuance of related party notes payable	86,501	150,000
Contribution of capital	-	170,000
CASH PROVIDED BY FINANCING ACTIVITIES	2,107,919	909,000
NET INCREASE (DECREASE) IN CASH	(152,660)	118,260
CASH AT BEGINNING OF YEAR	174,920	56,660
CASH AT END OF YEAR	$ 22,260	$ 174,920
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	$ -
INCOME TAXES	$ -	$ -

See independent accountant's review report and accompanying notes to financial statements.

1. **Summary of Significant Accounting Policies**

    The Company
    In Force Technology, LLC (the "Company") was incorporated in the State of Massachusetts on November 28, 2017. The Company did not begin operations until 2018. The Company has developed software that in a minimum as four seconds can notify law enforcement of a life-threating event (active shooter, intruder, medical emergency, etc.). The software will provide law enforcement with a description of the event, address, and who is the initiating party to reduce the loss of life.

    Going Concern
    Since Inception, the Company has relied on funds from convertible notes issued and loans from related parties to fund its operations. As of December 31, 2019, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2019, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital.

    Fiscal Year
    The Company operates on a December 31st year-end.

    Basis of Presentation
    The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

    Use of Estimates
    The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

    Cash and Cash Equivalents
    The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2019 and 2018, the Company held no cash equivalents.

    Risks and Uncertainties
    The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

    The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2020 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company, and effects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact.

1. **Summary of Significant Accounting Policies (continued)**

Accounts Receivable

The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2019, and 2018, the Company believed all amounts in accounts receivable are collectable.

Intangible Assets

The Company has recorded intangible assets at cost. The intangible assets consist of software and intellectual property. Intangible assets are amortized over fifteen years. Amortization expense for the years ending December 31, 2019, and 2018, was $36,652 and $12,717, respectively.

Property and Equipment

Property and equipment is stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Furniture and equipment and leasehold improvements are depreciated over seven years, while computer equipment is depreciated over five years. Repair and maintenance costs are charged to operations as incurred and major improvements are capitalized. The Company reviews the carrying amount of fixed assets whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable.

Income Taxes

The Company is taxed as a partnership for federal income tax purposes. Therefore, the Company's earnings are included on the members' personal income tax returns and taxed depending on their personal tax situations. Accordingly, no provision has been made for Federal income taxes.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the

The Company is subject to income tax filing requirements in the State of Massachusetts.

1.   **Summary of Significant Accounting Policies (continued)**

   Fair Value of Financial Instruments
   Fair value is defined as the exchange price that would be received for an asset or paid to
   transfer a liability (an exit price) in the principal or most advantageous market for the asset or
   liability in an orderly transaction between market participants as of the measurement date.
   Applicable accounting guidance provides an established hierarchy for inputs used in measuring
   fair value that maximizes the use of observable inputs and minimizes the use of unobservable
   inputs by requiring that the most observable inputs be used when available. Observable inputs
   are inputs that market participants would use in valuing the asset or liability and are developed
   based on market data obtained from sources independent of the Company. Unobservable inputs
   are inputs that reflect the Company's assumptions about the factors that market participants would
   use in valuing the asset or liability. There are three levels of inputs that may be used to measure
   fair value:

   Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical
                    assets or liabilities in active markets.

   Level 2   - Include other inputs that are directly or indirectly observable in the
                    marketplace.

   Level 3   - Unobservable inputs which are supported by little or no market activity.

   The fair value hierarchy also requires an entity to maximize the use of observable inputs and
   minimize the use of unobservable inputs when measuring fair value.

   Fair-value estimates discussed herein are based upon certain market assumptions and pertinent
   information available to management as of Inception. Fair values were assumed to approximate
   carrying values because of their short term in nature or they are payable on demand.

   Concentrations of Credit Risk
   From time to time cash balances, held at a major financial institution may exceed federally insured
   limits of $250,000. Management believes that the financial institution is financially sound and the
   risk of loss is low.

   Revenue Recognition
   The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery
   has occurred or services have been rendered, the fee for the arrangement is fixed or
   determinable and collectability is reasonably assured. As of December 31, 2019, and 2018 the
   Company had recognized sales of $373,632 and $166,802, respectively.

   Advertising Expenses
   The Company expenses advertising costs as they are incurred.

   Organizational Costs
   In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and
   costs of incorporation, are expensed as incurred.

1. **Summary of Significant Accounting Policies (continued)**

New Accounting Pronouncements
In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2019, and interim periods within annual periods beginning after December 15, 2020. The Company is currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

2. **Commitments and Contingencies**

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its members.

3. **Property and Equipment**

Property and equipment consisted of the following at December 31, 2019 and 2018:

Property and equipment at cost:

	2019	2018
Furniture and equipment	$ 62,181	$ -
Leasehold Improvements	56,561	-
Computer equipment	1,911	-
	120,653	-
Less: Accumulated depreciation	10,906	-
Total	$ 109,747	$ -

4. **Convertible Notes**

The Company has issued several convertible promissory notes. In 2018, nine promissory notes were issued for a total of $900,000 with 10% to 15% APRs and maturity dates between 2019 – 2021. In 2019, two promissory notes were issued for a total of $250,000, with 12% - 15% APRs and maturity dates in 2020 and 2021.

During 2019, a total of $1,747,988 convertible promissory notes and accrued interest were converted to equity in the Company, as follows: (1) A $40,000 note was converted to 4,246 units of Class A Common Units and 3,617 units of Series AA Preferred Units, (2) A $50,000 note was converted to 11,883 units of Class A Common Units and (3) A $1,755,000 note was converted to 317,360 units of Series AA Preferred Units.

5. **Notes Payable**

Notes payable consisted of the following at December 31, 2019 and 2018:

	2019	2018
Contract note payable; interest at 15% per annum, maturing in December 2018, entire amount due on demand, uncollateralized	$ -	$ 20,217
Contract note payable; interest at 10% per annum, maturing in February 2020, amount due in full at maturity, uncollateralized	54,233	-
Contract note payable; interest at 12% per annum, maturing in April 2020, minimum monthly payments of $2,163 with a balloon payment at the term of the loan, uncollateralized	42,023	-
Contract note payable; interest at 12% per annum, maturing upon additional capital funding, amount due in full upon additional capital funding, uncollateralized	10,243	-
Contract note payable; interest at 12% per annum, maturing in December 2019, amount due in full on demand in June 2020, uncollateralized	25,493	-
Contract note payable; interest at 12% per annum, maturing in December 2019, amount due in full on demand in June 2020, uncollateralized	25,493	-
Contract note payable; interest at 8% per annum, maturing in December 2019, amount due in full on demand, uncollateralized	333,031	-
Less: Current portion of notes payable	426,040	20,217
Long term portion of notes payable	64,476	-

Maturity of the note payable is as follows:

	2019	2018
December 31, 2019	$ 426,040	$ 20,217
December 31, 2020	64,476	-
	$ 490,516	$ 20,217

6. **Due from Related Parties**

At December 31, 2019 and 2018, the Company had notes receivable from members of the Company, totaling $215,590 and $331,000, respectively, that are due upon demand. Theses notes are unsecured and bear interest at 0%. The Company does not intend for these notes to be paid back within the next year.

7. **Notes Payable – Related Parties**

Since inception, related parties have provided loans to the Company valued at $246,024 and $159,523 as of December 31, 2019 and 2018, respectively. Interest is accrued annually at rates between 6% and 12% per annum. There are no minimum monthly payments and amounts are due in full upon additional capital funding. Management does not intend to pay back the related party loans in the next year.

8. **Equity**

Common Units
Under the amended and restated operating agreement, the Company has the authority to three classes of common units: (1) Class A Common Units, (2) Class B Common Units and (3) Series AA Preferred Units. Class A Common Units have rights to vote under the Act or under the operating agreement, in proportion to their respective Unit Percentage. Series AA Preferred Units have the right to convert to Common Units at a conversion rate of 1.25 Common Units for each Preferred Unit converted. Additionally, Series AA Preferred Units have the right to vote on an as-converted to Class A Common Unit basis. Class B Common Units are not entitled to vote and will represent a profits only interest in the Company.

As of December 31, 2019, there were 1,016,129 Class A Common Units outstanding and 770,000 Series AA Preferred Units outstanding.

As of December 31, 2018, there were 1,000,000 shares of Class A Common Units outstanding.

9. **Going Concern**

These financial statements are prepared on a going concern basis. The Company registered on November 28, 2017 and has established and presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

10. **Subsequent Events**

The Company has evaluated subsequent events through December 18, 2020, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]



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In Force Technology

Advanced Emergency Communication Software



IN FORCE 911
When Every Second Matters, Time Equals Lives!
2020

Website | Lynnfield, MA | TECHNOLOGY | EDUCATION

In Force911 is a mobile panic button designed to save lives! Our purpose-built software dramatically reduces police response time to a school during an active shooting event and bridges the communications gap between those experiencing the threat and police!

$0.00 raised

0 Investors	**$12M** Valuation
$7.89 Price per Share	**$228.81** Min. Investment
	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- In Force Tech (IFT) secured an institutional investment of $2M in 2019 and the company's SaaS recurring revenue grew from approximately $374,000 to $430,000 in 2020 despite the global pandemic and schools being almost entirely closed.
- IN FORCE911 is a unique, proprietary software application, unmatched by our competition. While typical response times take 12.5 minutes, IN FORCE911 enables first responders to receive an alert in as little as 4 seconds.
- In Force Technology's entire serviceable available market and total available market is worth $1.8 billion and growing annually.

OVERVIEW

Protecting what matters™

Founders, Don and Brandon Flanagan, set out to establish In Force Technology ("IFT") in response to the national rise in active shooter incidents. Our flagship product, IN FORCE911, is designed to reduce police response time, enhance communication among responders, and ultimately save lives. It is our goal to positively impact communities and organizations by creating a safer, more secure environment for teachers to teach, students to learn and employees to work. By partnering with major industry-based organizations, we are on a mission to make our life-saving technology available nationwide.



THE PROBLEM

Response times to active shooter incidents are much too long

The average active shooting situation lasts approximately 5 minutes, with one person shot every 15 seconds (source). But, according to the US Department of Justice, the average national response time to an active shooter incident is 12.5 minutes (source).



Active Shooter Situation

One person is shot every: **15 Seconds**

National avg. response time: **12.5 Minutes**

69% of events are over in: **≤ 5 Minutes**

Most people don't realize that when you dial 9-1-1, your call is received by a centralized answering point, before being routed to the local responding agency. This means that the process of routing the initial emergency 9-1-1 call takes anywhere from 2-4 minutes.

Calling 9-1-1 Is Decentralized And Wastes Precious Response Time

2-4 minutes



Often, it's too late by the time law enforcement arrives, and statistically speaking, the situation has already ended by the perpetrator either turning the weapon on themself, turning aggression toward law enforcement or fleeing the scene.

THE SOLUTION

IN FORCE911 is designed to save lives by reducing police response time

Realizing that traditional 9-1-1 has an inherent delay in the process, IN FORCE911 was developed to empower teachers, faculty and staff the opportunity to launch an alert, via the app, from any device within arms reach.



Shooter wearing a white T- shirt!!

The alert is simultaneously sent to local, responding police officers in three points of receipt: directly to computers inside the police cars, the local dispatch/communications center, and to the mobile phones of officers despite duty status and/or location.



ALERT CHAT
Your Alert Is Sent To
Computers inside police car
Local dispatch center









Officer's mobile phones

A teacher under this scenario will send an alert, specific to their classroom location, in 10 seconds or less. During live scenarios, we have successfully sent an alert from the classroom to police responders in-field in exactly 4 seconds.

When seconds matter most, and time equals lives, IN FORCE911 reduces initial response time to less than 10 seconds.



Charles River High School
Freedom High School
Fenway High School
Beacon Elementary School
Fort Warren Middle School
12/6/2018 2:34:34 PM Now
In Force911 Alert
DEMO Rosewood School District
LOCATION:
Beacon Elementary School
682 Lowell Street, Peabody, MA 01960
IT Domonic McDougall [BES Classroom 1]

THE MARKET

Our total market is worth over $1.8 billion annually

Our target market is public schools in the U.S. and correlating police departments, which equates to about 130,930 schools. This market alone is worth $517 million (Source).





Target Market

Our target market is NOW all U.S.
public school districts

 



 

This equates to 130,930 schools.
This market is worth $517 Million.

Other applicable markets for our product include municipal buildings ($68M), places of worship ($921M), colleges and universities ($265M) and private K-12 schools ($125M).

The sum of our entire services addressable market plus our total available market equals approximately $1.8 billion.

Verticle Markets

Total Addressable Market

Verticle Market	Addressable Opportunity	Avg. Cost Per License	Rec. Market Potential/Year

Municipal Buildings	22,637	$3,000	$68M
Places of Worship	384,000	$2,400	$921M
Colleges & Universities	5,300	$5.00/FTE	$265M
Private K-12 Schools	34,577	$3,600	$124.57M

Total Potential Recurring SaaS Revenue
$1.37 Billion

OUR TRACTION

Major industry partnerships and continued expansion

IN FORCE911 became publicly available in June of 2018. In the last year, IFT has established major industry-based relationships with the AASA (The National Superintendents Association), with 13,000 members nation-wide, and a non-profit foundation called "I Love U Guys", which is the leading provider of school safety response training and has partnered with 20,000 schools across North America.

Proud Partner Of




IFT has a customer presence coast-to-coast and has experienced a customer churn rate of less than 5% year over year. This year, we were actually hand-selected to participate in a formal bid for the state of Florida (worth $8M annually). Among our customer sites, we have installed on college campuses, municipal buildings, county courthouses and notably in Worcester,

Massachusetts, which has a school district of 50 public schools and 400+ police officers. We have also deployed in secure government locations in the state of New Hampshire.



Other Successes

Hand selected for formal bid for the state of Florida

Installed in:


College Campuses


Municipal Buildings


County Courthouses

Installed in Worcester, Massachusetts:


50 Public Schools


400 Police Officers

Installed throughout Virginia:








Government
Locations

Hundreds of State,
County and Local Officers

WHAT WE DO

Reaching first responders in seconds, with real-time communication technology

IN FORCE911 is a real-time virtual panic button that notifies and communicates a threat from the point of contact, directly to local law enforcement. Once a teacher initiates a threat from their application (which can run on any device, utilizing any mode of connectivity), an alert is sent within 4 seconds, to law enforcement in the field, the local dispatch center and to cell phones.



Officers are immediately notified of the type of threat, location of threat, name of sender and address of threat location. Law enforcement receives critical information specific to the building under threat, including floor plans, emergency operations plans, aerial photos of the campus and integrated IP camera feeds. The initiating school staff may also send real-time information directly to the first responders, along with every other user in the building, allowing first responders to receive information from multiple points of contact.



Information Sent DIRECTLY To Law
Enforcement Officers



Enforcement Officers

 Type of threat

 Location of threat

 Name of sender

 Building information

---

THE BUSINESS MODEL

We sell directly to school districts and organizations, using an annual subscription

IFT charges an annual subscription fee to both the school district (or other organization) and the correlationing police agency or agencies. The school district pays a site license of approximately $3,000 per school which renews annually (SaaS), as the agreement runs a three-year term. The price increases by 8% annually to account for any major software enhancements.



School District Annual Fee

$3,000 Site License | Annually recurring for **3 years**

 **$3,000** Site License
 Per school

8% per year increase for software enhancements

Law enforcement is charged an annual subscription fee determined by the number of sworn officers. Often times an agency of up to 25 sworn will pay an annual fee of $1,200. Strategically, once IFT sells to a local or county law enforcement agency, the sales teams will pursue every available opportunity thereafter, including municipal buildings, courthouses, private schools, colleges, and other at-risk facilities.



Law Enforcement Annual Fee

 **$1,200** Annual Fee
 Agency ≤ 25

Law enforcement fee is based off of **number of sworn officers**

The average sale is roughly $20,000 based on a three-year contract for an ACV of $60,000. The COGS are only $1,200 monthly/ $14,400 annually, meaning margins are in the high 90th percentile.



COGS: **$1,200 monthly**
$14,400 annually

Avg. Sale: **$20,000 annually**

HOW WE ARE DIFFERENT

Our versatile technology and data-sharing capabilities set us apart from competitors

We are the only all-inclusive school safety application for school staff and law enforcement. Our technology can be used through any device and with any mode of connectivity (cellular data, WiFi, ethernet) and has indefinite storage capabilities. It is CJIS-5 compliant and FIPS 140-2 compliant. Data is secured and court-admissible under chain of custody and encryption protocols.


School District
Dispatch
Open Map
Officers
Teacher Name [Classroom 1]
In room with 20 students.
Teacher Name [Classroom 1]
Desks against door. Hear shots.
Location Users
Sgt Demonic McDougall [1234]
Officers are arriving now.
END ALERT

Differentiating Factors

Connection **redundancies** designed to “roll over”

FIPS 140-2 compliant for encryption and security

CJIS-5 compliant: native on MDTs, dispatch & PSAPs

Alyssa’s Law compliant

Stored & hosted in government sector of **Microsoft’s Azure cloud**

Platform and device agnostic

Department of **Homeland Security** anti-terrorism
certification-pending

IN FORCE911 is the only solution to mitigate loss of life through the incorporation of consistent and clear best practices once an initial alert is sent, all the way to the closure of the situation.

Our law enforcement data and information sharing interoperability platform is one-of-a-kind, and our reverse alert notification enables law enforcement to send a targeted alert from the agency to key school administration of an imminent threat in the area.



12/6/2018 4:10:24 PM Now
Reverse Alert
Enter LOCKDOWN Protocol
Sgt Domonic McDougall [1234]
Sgt Domonic McDougall [1234]
12/6/2018 4:10:24 PM
Police pursuit in progress in the immediate area.
IT Domonic McDougall [BES Classroom 1]
12/6/2018 4:11:20 PM
Received. Locking down.
Beacon Elementary School
West Peabody

Reverse Alert Notification

Police initiate alert to org. regarding imminent, external alert



Eliminate communication barrier between first responders & school admin.
Simultaneous & systemic, multisite lockdown in seconds

THE VISION

On a mission to save lives

In Force Technology's goal in deploying its software is to reduce police response time, increase communications and save lives. We aim to seek an exit opportunity within the next 3 to 5 years. Given the current growth trajectories, market demand, and scheduled software innovations, the company believes this is a very conservative outlook.





PROTECTING WHAT MATTERS
IN FORCE 911
Reduce Police Response Time.
Increase Communications.
Save Lives.

OUR LEADERSHIP

Strong leadership, plus a diverse and highly knowledgeable team

IFT was founded by a father-son duo, both with incredibly unique backgrounds and extensive experience in their fields. Recently we hired a chief financial officer whose expertise, guidance and processes have already improved our efficiency

and effectiveness. We've also brought on Dr. Joseph Erardi, the former school superintendent of Newton, CT, who is one of the most honored and awarded school superintendents in the nation and regarded as the foremost authority on school safety and violence prevention. His contacts and reputation alone have driven new prospective customers to IFT. His background, expertise and vision have made us stronger.

  

Donald Flanagan
Founder & Chairman

Brandon Flanagan
President & CEO

Gokan Ozkhan
Director

WHY INVEST

Help us save lives and be a part of the change

We believe IFT is offering a tremendous opportunity to invest in a high margin SaaS business, with the ability to save countless lives and make a major difference for future generations. The company has successfully raised institutional money to date, and has demonstrated its ability to grow, scale and innovate. IFT has high margins, low COGS and a churn rate of less than roughly 5% year over year. Given the company's' success and demonstrated ability to sell and grow, despite a global pandemic, we believe IFT is on a path of success. Join us and become part of the change our country deserves!





IN FORCE911 Is Installed In Municipalities Across The Country.

See What Our Customers Are Saying:

"The instantaneous alert to a threat in our schools and town offices will reduce emergency response time and likely save lives or serious injury if an actual threat presents itself."

Captain Patrick Cheetham
Londonderry, NH PD

"With over 28,000 students and staff attending our schools every day, having an immediate response by law enforcement during a time of crisis is essential in preventing imminent harm to our children and staff that we care about, on a daily basis. IN FORCE911 is our security blanket should that unfortunate event ever take place in our school district."

Robert Pezzella, Dir. of School Safety & Security
Worcester, MA

"The safety of our students is always our top priority. When looking at ways to improve communications with our staff during a critical incident response, IN FORCE911 was the clear choice for our schools. We are so excited to deploy IN FORCE911 to help make our schools as safe as they can be."

Superintendent Dr. Dale Ellis
Montgomery, NC County Schools







January 2018

Official Launch of In Force Technology!

In Force Technology officially launches, emerging as an innovative leader in school software software!

March 2018

IFT's CEO Meets with Parkland Mother

Company CEO, Brandon Flanagan, met with Lori Alhadeff, mother of Alyssa, a 14 year old freshman who was killed during the Parkland shooting, and presented the IN FORCE911 app to community members.

June 2018

IFT Execs. Meet with NH Homeland Security

Company executives met with the Director of NH Homeland Security & Emergency Management and enters into multi-year agreement with the state of NH, including the NH State Police.

April 2019

IFT Raises Institutional Capital

After reviewing multiple term PE term sheets, IFT elects to partner with EVC IV as its preferred share holder, through a $1.8M equity sale.

July 2019

IFT Announces Mobile Apps!

IFT announces the launch of recently developed, native apps for both Apple, Android and Chrome. All apps became available for download via the Apple & Google Play stores!

September 2020

IFT Signs Montgomery Co., NC Schools

IFT officially signs its second North Carolina school district in Montgomery County including 11 public ... multiple ... ment

June 2020

IFT Contracts with First Customer in NJ

IFT signs multi-year contract with Irvington, NJ Public schools, including its 12 public schools and city PD. This effort ensures the district's compliance with a state mand...te, Alyssa's Law.

August 2020

IFT Announces Partnership with "i love u guys"

IFT announces partnership with non-profit "i love u guys" as one of four mission partners. "i love u guys" provides the county's largest school crisis response programs.

November 2020

IFT Partners with National Superintendents Association

The AASA is the nation's largest school superintendents association with more than 13,000 members. IFT was selected as a the association's premier partner in 2020.

February 2021

IFT Launches REG CF raise!

Excitingly, YOU have an opportunity to be a part of our company and become part of the change to SAVE LIVES!

In Force Technology Achieves 100 School Districts!

As of January 2021, IFT has roughly 70 school district customers nationwide. By Q3 2021, the company anticipates ...aving signed contracts with 100 or more combined school dis...ts - a major milestone!

December 2021

IFT Hits $1M in Recurring Revenue!

Based on the company's weighted and verified pipeline, and influx of new leads, the company projects achieving $1M in annual recurring revenue by the end of 2021. A massive sales milestone!

December 2022

IFT Hits $2M in Revenue

IFT doubles its recurring revenue by achieving $2M in annual recurring revenue and begins to evaluate exit opportunities through strategic acquisition.

...e Press

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Meet Our Team

Offering Summary

Company :	In Force Technology, Inc.
Corporate Address :	230 Broadway, Suite 201, Lynnfield, MA 01940
Offering Minimum :	$9,996.63
Offering Maximum :	$1,069,962.90
Minimum Investment Amount (per investor) :	$228.81

Terms

Offering Type :	Equity
Security Name :	Class B Common Stock
Minimum Number of Shares Offered :	1,267
Maximum Number of Shares Offered :	135,610
Price per Share :	$7.89
Pre-Money Valuation :	$11,998,425.57

Perks:

COVID Relief

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief set out in Regulation Crowdfunding §227.201(z).

Expedited closing sooner than 21 days

Further, in reliance on Regulation Crowdfunding §227.303(g)(2) A funding portal that is an intermediary in a transaction involving the offer or sale of securities initiated between May 4, 2020, and February 28, 2021, in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) by an issuer that is conducting an offering on an expedited basis due to circumstances relating to COVID-19 shall not be required to comply with the requirement in paragraph (e)(3)(i) of this section that a funding portal shall not direct transmission of funds earlier than 21 days after the date on which the intermediary makes publicly available on its platform the information required to be provided by the issuer under §§227.201 and 227.203(a).* 10% Stock Premium for any investor who invests within the first 10 days!

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Early Bird

Early Bird Bonus - First 10 days | 10% bonus shares

Volume

Tier 1 perk - ($1000 +) IF911 Sticker & Face Covering

Tier 2 perk - ($5,000+) IF911 Sticker, Face Covering & Stainless Steel Tumbler

Tier 3 perk - ($10,000+) Challenge Coin

Tier 4 perk - ($25,000+) Challenge Coin & Personal phone call with Company CEO

Tier 5 perk - ($50,000+) Personal phone call with CEO, Invitation for in-person or remote Meet & Greet and Challenge Coin

**All perks that occur when the offering is complete must be added right below the company perks.*

The 10% StartEngine Owners' Bonus

IFT will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B Common Stock at $7.89 / share, you will receive 110 shares of Class B Common Stock, meaning you'll own 110 shares for $789. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company will not incur any irregular use of proceeds.

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow In Force Technology to get notified of future updates!

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

15 year old, Terry Brown entered the school library, carrying a loaded handgun. His sole objective was to terrorize the students and the school authority. Luckily, before he could proceed any further, librarian Patricia Parker notified the police by sending an instant alert via her IN FORCE 911 mobile application. INFORCE 911 guided the police officers to the exact site of action. Helping them take down the perpetrator and preventing a possible tragedy. INFORCE 911 Protecting What Matters.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

<u>Platform Compensation</u>

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<u>Information Regarding Length of Time of Offering</u>

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

STOCKHOLDERS' AGREEMENT

among

IN FORCE TECHNOLOGY, INC.

and

THE STOCKHOLDERS NAMED HEREIN

dated as of

DATED AS OF: FEBRUARY 3, 2021

TABLE OF CONTENTS

STOCKHOLDERS' AGREEMENT

This STOCKHOLDERS AGREEMENT (as executed and as it may be amended, modified, supplemented or restated from time to time, as provided herein, this "**Agreement**"), dated as of February 3, 2021, is entered into by and among **IN FORCE TECHNOLOGY, INC.**, a Massachusetts corporation (the "**Company**"), each Person (hereinafter defined) identified on Schedule A hereto as a "*Common Stockholder*" (each, a "**Common Stockholder**" and, collectively, the "**Common Stockholders**"), each Person identified on Schedule B hereto as a "*Preferred Stockholder*" (collectively, the "**Preferred Stockholder**"), and each other Person who after the date hereof acquires securities of the Company and agrees to become a party to, and bound by, this Agreement as a "*Preferred Stockholder*" or a "*Common Stockholder*" by executing a Joinder Agreement (hereinafter defined). The Preferred Stockholder and the Common Stockholders and their respective Permitted Transferees (hereinafter defined) are each referred to herein as a "**Stockholder**" and, collectively, the "**Stockholders**".

RECITALS:

A. Company was initially organized as "*In Force Technology, LLC*", a limited liability company, in the Commonwealth of Massachusetts pursuant to the filing of its Certificate of Organization with the Secretary of the Commonwealth of Massachusetts on November 28, 2017.

B. Company, pursuant to the filing of its Articles of Conversion (hereinafter defined) with the Secretary of the Commonwealth of Massachusetts, has converted to and become a corporation named "*In Force Technology, Inc.*", duly organized in Massachusetts under the Massachusetts Act (hereinafter defined) (such conversion, the "**Conversion**").

C. Company, immediately prior the Conversion, was governed and managed by and pursuant to the terms and conditions of a certain Amended and Restated Operating Agreement of Company, dated as of April 22, 2019; and which such Amended and Restated Operating Agreement is hereby terminated in its entirety, rendered null and void, and replaced by this Agreement.

D. In connection with the Conversion, the Company and the Stockholders desire to enter into this Agreement and certain Related Agreements (hereinafter defined) to set forth their understanding and agreement as to the management of the business and affairs of the Company, and as to the shares of capital stock held by the Stockholders, including the voting, tender and transfer of such shares under the circumstances set forth herein.

NOW, THEREFORE, in consideration of the foregoing Recitals (collectively, the "**Recitals**") and the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

AGREEMENT:

1. **DEFINITIONS**. As used in this Agreement, the following terms shall have the respective meanings and definitions ascribed to them below in this Article 1:

1.1 "**Affiliate**" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person, including any partner, member, stockholder or other equity holder of such Person or manager, director, officer or employee of such Person. For purposes of this definition, "*control*", when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "*controlling*" and "*controlled*" shall have correlative meanings.

1.2   "**Agreement**" has the meaning set forth in the Preamble.

1.3   "**and/or**" has the meaning given to such term in Section 6.4.2.

1.4   "**Applicable Law**" means all applicable provisions of (i) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations or orders of any Governmental Authority; (ii) any consents or approvals of any Governmental Authority; and (iii) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

1.5   "**Applicable ROFR Rightholder Exercise Notice**" has the meaning set forth in Section 3.3.4(c).

1.6   "**Applicable ROFR Rightholder Option Period**" has the meaning set forth in Section 3.3.4(c).

1.7   "**Applicable ROFR Rightholders**" has the meaning set forth in Section 3.3.1.

1.8   "**Articles of Conversion**" means the Articles of Conversion of the Company, as filed on February 3, 2021 with the Secretary of State of the Commonwealth of Massachusetts and as amended, modified, supplemented or restated from time to time. A true and correct copy of the Articles of Conversion is attached hereto as Exhibit A.

1.9   "**Award Agreements**" means a written agreement, contract, certificate or other instrument or document evidencing the terms and conditions of any individual grant of Stock Options under a Stock Option Plan.

1.10   "**Board**" shall mean the board of directors of the Company.

1.11   "**Budget**" has the meaning set forth in Section 4.2.4.

1.12   "**Business Day**" means a day other than a Saturday, Sunday or other day on which commercial banks in the City of New York are authorized or required to close.

1.13   "**Capital Stock**" means the Preferred Stock, the Common Stock and any other class or series of capital stock or other equity securities of the Company, whether authorized as of or after the date hereof.

1.14   "**Change of Control**" means: (i) the sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries to a Third Party Purchaser; (ii) a sale resulting in no less than a majority of the Class A Common Stock (or other voting stock of the Company) on a Fully Diluted Basis being held by a Third Party Purchaser; or (iii) a merger, consolidation, recapitalization or reorganization of the Company with or into a Third Party Purchaser that results in the inability of the Stockholders to designate or elect a majority of the board of directors (or its equivalent) of the resulting entity or its parent company.

1.15   "**Class A Common Stock**" means the voting Class A Common Stock, no par value, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

1.16   "**Class B Common Stock**" means the non-voting Class B Common Stock, no par value, of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with

any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

1.17 "**Code**" means the Internal Revenue Code of 1986, as amended.

1.18 "**Common Stock**" means, collectively: (i) the Class A Common Stock; (ii) the Class B Common Stock; and (iii) any other class of common stock of the Company and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

1.19 "**Common Stockholder**" has the meaning set forth in the Preamble.

1.20 "**Company**" has the meaning set forth in the Preamble.

1.21 "**Company Opportunity**" has the meaning set forth in Section 4.1.

1.22 "**Company Option Period**" has the meaning set forth in Section 3.3.4(b).

1.23 "**Company ROFR Exercise Notice**" has the meaning set forth in Section 3.3.4(b).

1.24 "**Company Subsidiary**" means a Subsidiary of the Company.

1.25 "**Drag-along Notice**" has the meaning set forth in Section 3.5.3.

1.26 "**Drag-along Sale**" has the meaning set forth in Section 3.5.1.

1.27 "**Drag-along Stockholder**" has the meaning set forth in Section 3.5.1.

1.28 "**Dragging Stockholder**" has the meaning set forth in Section 3.5.1.

1.29 "**Excluded Issuance**" means an issuance or sale of any Capital Stock or Stock Equivalents issued or sold by the Company in connection with: (i) a grant to any existing or prospective Directors, officers or other employees, consultants or service providers of the Company or any Subsidiary of the Company pursuant to a Stock Option Plan or similar equity-based plans or other compensation agreement; (ii) the conversion or exchange of any securities of the Company into Capital Stock, or the exercise of any warrants or other rights to acquire Capital Stock; (iii) any acquisition by the Company or any Company Subsidiary of any equity interests, assets, properties or business of any Person; (iv) any merger, consolidation or other business combination involving the Company or any Company Subsidiary; (v) the commencement of any Qualified Public Offering or any transaction or series of related transactions involving a Change of Control; (vi) any subdivision of Capital Stock (by a split of Capital Stock or otherwise), payment of stock dividend, reclassification, reorganization or any similar recapitalization; (vii) any private placement of warrants to purchase Capital Stock to lenders or other institutional investors (excluding the Stockholders) in any arm's length transaction in which such lenders or investors provide debt financing to the Company or any Company Subsidiary; (viii) a joint venture, strategic alliance or other commercial relationship with any Person (including Persons that are customers, suppliers and strategic partners of the Company or any Company Subsidiary) relating to the operation of the Company's or any Company Subsidiary's business and not for the primary purpose of raising equity capital; or (ix) any office lease or equipment lease or similar equipment financing transaction in which the Company or any Company Subsidiary obtains from a lessor or vendor the use of such office space or equipment for its business.

1.30 "**Exercising Applicable ROFR Rightholder**" has the meaning set forth in Section 3.3.4(d).

1.31   "**Exercising Applicable ROFR Rightholder Exercise Notice**" has the meaning set forth in Section 3.3.4(d).

1.32   "**Exercising Applicable ROFR Rightholder Notice**" has the meaning set forth in Section 3.3.4(d).

1.33   "**Exercising Applicable ROFR Rightholder Option Period**" has the meaning set forth in Section 3.3.4(d).

1.34   "**Fair Market Value**" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the board of directors based on such factors as the board of directors, in the exercise of its reasonable business judgment, considers relevant.

1.35   "**Family Members**" has the meaning set forth in Section 3.2.2(a).

1.36   "**Fiscal Year**" means the calendar year, unless the Company is required to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

1.37   "**Fully Diluted Basis**" means, as of any date of determination: (i) with respect to all Capital Stock, all issued and outstanding Capital Stock of the Company and all Capital Stock issuable upon the exercise or conversion of any outstanding Stock Equivalents as of such date, whether or not such Stock Equivalent is at the time exercisable or convertible; or (ii) with respect to any specified type, class or series of Capital Stock, all issued and outstanding shares of Capital Stock designated as such type, class or series and all such designated shares of Capital Stock issuable upon the conversion or exercise of any outstanding Stock Equivalents as of such date, whether or not such Stock Equivalent is at the time exercisable or convertible.

1.38   "**Fully Exercising Pre-emptive Stockholder**" has the meaning set forth in Section 2.1.4.

1.39   "**GAAP**" means United States generally accepted accounting principles in effect from time to time.

1.40   "**Governmental Authority**" means any federal, state, local or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations or orders of such organization or authority have the force of law), or any arbitrator, court or tribunal of competent jurisdiction.

1.41   "**Initial Stockholder**" means each Person identified as a Stockholder as of the date hereof.

1.42   "**Issuance Notice**" has the meaning set forth in Section 2.1.2.

1.43   "**Joinder Agreement**" means any "joinder agreement" or similarly-titled agreement of like import and effect in such form and substance as a majority of the Board may approve, and pursuant to which a Person, after the date hereof, acquires securities of the Company and agrees to become a party to, and bound by, this Agreement as a "*Preferred Stockholder*" or a "*Common Stockholder*" (as the case may be) more fully described and attached hereto as Exhibit D

1.44   "**Massachusetts Act**" means the General Laws of the Commonwealth of Massachusetts, Title 12, Chapter 156D, and any successor statute, as it may be amended from time to time.

1.45 **"Stockholder Dispute"** means any dispute or disagreement solely between or among any of the Stockholders arising out of, relating to or in connection with this Agreement or the Company or its organization, formation, business or management.

1.46 **"New Securities"** means any authorized but unissued Shares or any Stock Equivalents.

1.47 **"Offered Stock"** has the meaning set forth in Section 3.3.1.

1.48 **"Offering Stockholder"** has the meaning set forth in Section 3.3.1.

1.49 **"Other Business"** has the meaning set forth in Section 4.1.

1.50 **"Over-allotment Exercise Period"** has the meaning set forth in Section 2.1.4.

1.51 **"Over-allotment Notice"** has the meaning set forth in Section 2.1.4.

1.52 **"Permitted Transfer"** means a Transfer of Capital Stock or Stock Equivalents carried out pursuant to Section 3.2.

1.53 **"Permitted Transferee"** means a recipient of a Permitted Transfer.

1.54 **"Person"** means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

1.55 **"Pre-emptive Acceptance Notice"** has the meaning set forth in Section 2.1.3.

1.56 **"Pre-emptive Exercise Period"** has the meaning set forth in Section 2.1.3.

1.57 **"Pre-emptive Pro Rata Portion"** means, for any Stockholder as of any particular time, a fraction determined by dividing (A) the number of Shares exclusive of any Shares of Class B Common Stock on a Fully Diluted Basis owned by such Stockholder immediately prior to such time by (B) the aggregate number of Shares exclusive of any Shares of Class B Common Stock on a Fully Diluted Basis owned by all of the Stockholders immediately prior to such time.

1.58 **"Pre-emptive Stockholder"** has the meaning set forth in Section 2.1.1.

1.59 **"Preferred Stock"** means the Series AA Preferred Shares, , no par value, of the Company having the privileges, preference, duties, liabilities, obligations and rights specified with respect to *"Series AA Preferred Shares"* in the Articles of Conversion (attached hereto as Exhibit A), and any securities issued in respect thereof, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

1.60 **"Preferred Stockholder"** has the meaning set forth in the Preamble.

1.61 **"Prospective Purchaser"** has the meaning set forth in Section 2.1.2.

1.62 **"Prospective Transferee"** has the meaning set forth in Section 3.3.1.

1.63 **"Purchase and Exchange Agreements"** means, collectively, those certain Purchase and Exchange Agreements, each dated as of the date hereof and a form of which is attached hereto as Exhibit B, by and between the Company and each of the respective Initial Stockholders named therein, pursuant to which each named Initial Stockholder has acquired that number of shares of Preferred Stock or Class A Common Stock, as applicable, set forth in the respective Purchase and Exchange Agreement for such Initial Stockholder.

1.64   "**Qualified Public Offering**" means the sale, in a firm commitment underwritten public offering led by a nationally recognized underwriting firm pursuant to an effective registration statement under the Securities Act, of Common Stock of the Company to the public and the listing thereof on any national securities exchange (and/or, as the case may be, quotation thereof on the NASDAQ Stock Market System).

1.65   "**Qualified Stockholder**" has the meaning set forth in Section 4.2.

1.66   "**Related Agreements**" has the meaning set forth in Section 6.6.

1.67   "**Remaining New Securities**" has the meaning set forth in Section 2.1.4.

1.68   "**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such Person.

1.69   "**ROFR Notice**" has the meaning set forth in Section 3.3.3(a).

1.70   "**ROFR Pro Rata Portion**" means, for any Applicable ROFR Rightholder as of any particular time, a fraction determined by dividing (A) the number of Shares exclusive of any Shares of Class B Common Stock on a Fully Diluted Basis owned by such Applicable ROFR Rightholder immediately prior to such time by (B) the aggregate number of Shares exclusive of any Shares of Class B Common Stock on a Fully Diluted Basis owned by all of the Applicable ROFR Rightholders immediately prior to such time.

1.71   "**ROFR Rightholders**" has the meaning set forth in Section 3.3.1.

1.72   "**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

1.73   "**Selling Stockholder**" has the meaning set forth in Section 3.4.1.

1.74   "**Shares**" means (a) shares of issued and outstanding Common Stock and (b) shares of Common Stock issued or issuable upon conversion or exercise of any other Capital Stock (including the Preferred Stock) or any Stock Equivalents, in each case purchased, owned or otherwise acquired by a Stockholder as of or after the date hereof, and any securities issued in respect of any of the foregoing, or in substitution therefor, in connection with any stock split, dividend or combination, or any reclassification, recapitalization, merger, consolidation, exchange or similar reorganization.

1.75   "**Spousal Consent**" has the meaning set forth in Section 6.19.

1.76   "**Stock Equivalents**" means any Stock Option and any other security or obligation that is by its terms, directly or indirectly, convertible into or exchangeable or exercisable for Shares, and any option, warrant or other right to subscribe for, purchase or acquire Shares or Stock Equivalents (disregarding any restrictions or limitations on the exercise of such rights).

1.77   "**Stock Option Plan**" means any now or hereafter existing "*equity incentive plan*" or "*stock option plan*" (or similar equity-based plans or other compensation agreements of like import and effect) of the Company, as amended, restated or modified from time to time.

1.78   "**Stock Options**" means any Stock Options of the Company granted pursuant to a Stock Option Plan and any applicable Award Agreements thereunder.

1.79   "**Stockholder**" has the meaning set forth in the Preamble.

1.80   "**Subsidiary**" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

1.81   "**Tag-along Exercise Notice**" has the meaning set forth in Section 3.4.4(a).

1.82   "**Tag-along Exercise Period**" has the meaning set forth in Section 3.4.4(a).

1.83   "**Tag-along Notice**" has the meaning set forth in Section 3.4.3.

1.84   "**Tag-along Pro Rata Portion**" means, for any Selling Stockholder or Tag-along Stockholder, as of any particular time, a fraction determined by dividing (A) the number of Shares exclusive of any Shares of Class B Common Stock on a Fully Diluted Basis owned by such Stockholder immediately prior to such time, by (B) the aggregate number of Shares exclusive of any Shares of Class B Common Stock on a Fully Diluted Basis owned by the Selling Stockholder and all of the Tag-along Stockholders timely electing to participate in the applicable Tag-along Sale pursuant to Section 3.4.4(a) immediately prior to such time.

1.85   "**Tag-along Sale**" has the meaning set forth in Section 3.4.1.

1.86   "**Tag-along Stock**" has the meaning set forth in Section 3.4.1.

1.87   "**Tag-along Stockholder**" has the meaning given to such term in Section 3.4.1.

1.88   "**Third Party Purchaser**" means any Person who, immediately prior to the contemplated transaction: **(i)** does not directly or indirectly own or have the right to acquire any outstanding Capital Stock (or applicable Stock Equivalents); or **(ii)** is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Capital Stock (or applicable Stock Equivalents).

1.89   "**Transfer**" means to, directly or indirectly, sell, transfer, assign, pledge, encumber, hypothecate or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, assignment, pledge, encumbrance, hypothecation or similar disposition of, any shares of Capital Stock or Stock Equivalents owned by a Person or any interest (including a beneficial interest) in any Capital Stock or Stock Equivalents owned by a Person. "*Transfer*", when used as a noun, shall have a correlative meaning.

1.90   "**Transfer Offer**" has the meaning set forth in Section 3.3.1.

1.91   "**Transferee**" means a recipient of, or proposed recipient of, a Transfer, including a Permitted Transferee or a Prospective Transferee.

2.   **PRE-EMPTIVE RIGHTS.**

2.1   Pre-emptive Right.

2.1.1   *Issuance of New Securities*. The Company hereby grants to the Preferred Stockholder and each Common Stockholder holding shares of Class A Common Stock (the Preferred Stockholder and each such Common Stockholder, a "**Pre-emptive Stockholder**") a separate right to purchase its Pre-emptive Pro Rata Portion (subject to its over-allotment option in Section 2.1.4 below) of any New Securities that the Company may from time to time propose to issue or sell to any party; *provided, however*, that the provisions of this Section 2.1 shall not apply to any Excluded Issuance.

2.1.2 *Additional Issuance Notices*. The Company shall give written notice (an "**Issuance Notice**") of any proposed issuance or sale of New Securities described in Section 2.1.1 above to the Pre-emptive Stockholders within five (5) days following any meeting of the Board at which any such issuance or sale is approved. The Issuance Notice shall, if applicable, be accompanied by a written offer from any prospective purchaser seeking to purchase the applicable New Securities (a "**Prospective Purchaser**") and shall set forth the material terms and conditions of the proposed issuance or sale, including: **(i)** the number and description of New Securities proposed to be issued; **(ii)** the proposed issuance date, which shall be at least thirty (30) days from the date of the Issuance Notice; **(iii)** the proposed purchase price per share of New Securities and all other material terms of the offer or sale; and **(iv)** if the consideration to be paid by the Prospective Purchaser includes non-cash consideration, the Fair Market Value thereof. The Issuance Notice shall also be accompanied by a current copy of a capitalization table or other stockholders' ledger of the Company indicating the Pre-emptive Stockholders' holdings of Capital Stock in a manner that enables each Pre-emptive Stockholder to calculate its Pre-emptive Pro Rata Portion of any New Securities.

2.1.3 *Exercise of Pre-emptive Rights*. Each Pre-emptive Stockholder shall, for a period of twenty (20) days following the receipt of an Issuance Notice (the "**Pre-emptive Exercise Period**"), have the right to elect irrevocably to purchase all or any portion of its Pre-emptive Pro Rata Portion of any New Securities on the terms and conditions, including the purchase price, set forth in the Issuance Notice by delivering a written notice to the Company (a "**Pre-emptive Acceptance Notice**") specifying the number of New Securities it desires to purchase up to its Pre-emptive Pro Rata Portion. The delivery of a Pre-emptive Acceptance Notice by a Pre-emptive Stockholder shall be a binding and irrevocable offer by such Stockholder to purchase the New Securities described therein. The failure of a Pre-emptive Stockholder to deliver a Pre-emptive Acceptance Notice by the end of the Pre-emptive Exercise Period shall constitute a waiver of its rights under this Section 2.1.3 with respect to the purchase of such New Securities, but shall not affect its rights with respect to any future issuances or sales of New Securities.

2.1.4 *Over-allotment*. No later than five (5) days following the expiration of the Pre-emptive Exercise Period, the Company shall give written notice (the "**Over-allotment Notice**") to each Pre-emptive Stockholder specifying the number of New Securities that each Pre-emptive Stockholder has agreed to purchase (including, for the avoidance of doubt, where such number is zero) and the aggregate number of remaining New Securities, if any, not elected to be purchased by the Pre-emptive Stockholders pursuant to Section 2.1.3 above (the "**Remaining New Securities**"). Each Pre-emptive Stockholder exercising its rights to purchase its Pre-emptive Pro Rata Portion of the New Securities in full (a "**Fully Exercising Pre-emptive Stockholder**") shall have a right of over-allotment such that if there are any Remaining New Securities, such Fully Exercising Pre-emptive Stockholder may purchase all or any portion of its pro rata portion of the Remaining New Securities, based on the relative Pre-emptive Pro Rata Portions of all Fully Exercising Pre-emptive Stockholders. Each Fully Exercising Pre-emptive Stockholder shall elect to purchase its allotment of Remaining New Securities by giving written notice to the Company specifying the number of Remaining New Securities it desires to purchase within five (5) days of receipt of the Over-allotment Notice (the "**Over-allotment Exercise Period**").

2.1.5 *Sales to the Prospective Purchaser*. Following the expiration of the Pre-emptive Exercise Period and, if applicable, the Over-allotment Exercise Period, the Company shall be free to complete the proposed issuance or sale of New Securities described in the Issuance Notice with respect to which Pre-emptive Stockholders declined to exercise the pre-emptive right set forth in this Section 2.1 on terms no less favorable to the Company than those set forth in the Issuance Notice (except that the amount of New Securities to be issued or sold by the Company may be reduced); *provided, that*: **(i)** such issuance or sale is closed within twenty (20) days after the expiration of the Pre-emptive Exercise Period and, if applicable, the Over-allotment Exercise Period (subject to the extension of such twenty (20) day period for a reasonable time (not to exceed forty (40) days in the aggregate) to the extent reasonably necessary to

obtain any third-party approvals); and **(ii)** for the avoidance of doubt, the price at which the New Securities are sold to the Prospective Purchaser is at least equal to or higher than the purchase price described in the Issuance Notice. In the event the Company has not sold such New Securities within such time period, the Company shall not thereafter issue or sell any New Securities without first again offering such securities to the Pre-emptive Stockholders in accordance with the procedures set forth in this Section 2.1.

2.1.6 *Closing of the Issuance*. The closing of any purchase by any Pre-emptive Stockholder shall be consummated concurrently with the consummation of the issuance or sale described in the Issuance Notice. Upon the issuance or sale of any New Securities in accordance with this Section 2.1, the Company shall deliver the New Securities in certificated form, free and clear of any liens (other than those arising hereunder and those attributable to the actions of the purchasers thereof), and the Company shall so represent and warrant to the purchasers thereof, and further represent and warrant to such purchasers that such New Securities shall be, upon issuance thereof to such purchasers and after payment therefor, duly authorized, validly issued, fully paid and non-assessable. Each Pre-emptive Stockholder shall deliver to the Company the purchase price for the New Securities purchased by it by certified or bank check or wire transfer of immediately available funds. Each party to the purchase and sale of New Securities shall take all such other actions as may be reasonably necessary to consummate the purchase and sale including, without limitation, entering into such additional agreements as may be necessary or appropriate.

2.2 Termination of Preemptive Right Provisions. This Article 2, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

3. **TRANSFER.**

3.1 General Restrictions on Transfer. Other than a Permitted Transfer or otherwise provided for in this Agreement, no Stockholder may Transfer their Shares or Stock Equivalents without the consent of the Board.

3.1.1 *Other Transfer Restrictions*. Notwithstanding any other provision of this Agreement (including Section 3.2 below), prior to the consummation of a Qualified Public Offering, each Stockholder agrees that it will not, directly or indirectly, Transfer any of its Capital Stock or Stock Equivalents:

(a) except as permitted under the Securities Act and other applicable federal or state securities or blue-sky laws, and then, with respect to a Transfer of Capital Stock or Stock Equivalents, if requested by the Company, only upon delivery to the Company of a written opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(b) if such Transfer or issuance would cause the Company or any Subsidiary of Company to be required to register as an investment company under the Investment Company Act of 1940, as amended; or

(c) if such Transfer or issuance would cause the assets of the Company or any of the Company Subsidiaries to be deemed "*Plan Assets*" as defined under the Employee Retirement Income Security Act of 1974 or its accompanying regulations or result in any "*prohibited transaction*" thereunder involving the Company or any Subsidiary of Company.

3.1.2 *Joinder Agreement*. Except with respect to any Transfer pursuant to a Qualified Public Offering or a Drag-along Sale, no Transfer of Capital Stock or Stock Equivalents pursuant to any provision of this Agreement shall be deemed completed until the Transferee shall have entered into a Joinder Agreement.

3.1.3   *Transfers in Violation of this Agreement*. Any Transfer or attempted Transfer of any Capital Stock or Stock Equivalents in violation of this Agreement, including any failure of a Transferee, as applicable, to enter into a Joinder Agreement pursuant to Section 3.1.2 above, shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the Stockholder proposing to make any such Transfer shall continue be treated) as the owner of such Capital Stock or Stock Equivalents for all purposes of this Agreement.

3.2   Permitted Transfers. Subject to Section 3.1 above, including the requirement to enter into a Joinder Agreement pursuant to Section 3.1.2 above, the provisions of Sections 3.3 and 3.4 below shall not apply to any of the following Transfers by any Stockholder of any of its Capital Stock or Stock Equivalents:

3.2.1   With respect to any Stockholder that is an entity, to any Affiliate of such Stockholder; or

3.2.2   With respect to any Stockholder that is an individual, to:

(a)   such Stockholder's spouse, parent, siblings, descendants (including adoptive relationships and stepchildren) and the spouses of each such natural persons (collectively, "**Family Members**");

(b)   a trust under which the distribution of Capital Stock may be made only to such Stockholder and/or any Family Members of such Stockholder;

(c)   a charitable remainder trust, the income from which will be paid only to such Stockholder during his or her life;

(d)   a corporation, partnership or limited liability company, the stockholders, partners or members of which are only such Stockholder and/or Family Members of such Stockholder; or

(e)   for bona fide estate planning purposes, either by will or by the laws of intestate succession, to such Stockholder's executors, administrators, testamentary trustees, legatees or beneficiaries.

3.3   Right of First Refusal.

3.3.1   *Offered Stock*. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Sections 3.1 and 3.2 above, this Section 3.3 and Section 3.4 below, the Company, *first*, and the Preferred Stockholder and each Common Stockholder holding Preferred Stock or Class A Common Stock (collectively with the Preferred Stockholder, the "**ROFR Rightholders**"), *second*, shall have a right of first refusal if any other Common Stockholder (the "**Offering Stockholder**") receives a bona fide offer from any Person (a "**Prospective Transferee**") that the Offering Stockholder desires to accept (a "**Transfer Offer**") to Transfer all or any portion of any Shares (or applicable Stock Equivalents) it owns (the "**Offered Stock**"). Each time an Offering Stockholder receives a Transfer Offer for any Offered Stock from a Prospective Transferee, the Offering Stockholder shall first make an offering of the Offered Stock to the Company, *first*, and each ROFR Rightholder other than the Offering Stockholder (the "**Applicable ROFR Rightholders**"), *second*, all in accordance with the following provisions of this Section 3.3, prior to Transferring such Offered Stock to the Prospective Transferee.

3.3.2   *Offered Stock Transfer Exceptions*. Notwithstanding anything herein to the contrary, the right of first refusal in Section 3.3.1 above shall not apply to any Transfer Offer or Transfer of Shares (or applicable Stock Equivalents) that are:

(a)   permitted by and made in accordance with Section 3.2 above;

(b)   are proposed to be made by a Dragging Stockholder or required to be made by a Drag-along Stockholder pursuant to Section 3.5 below; or

(c)   are made by a Tag-along Stockholder upon the exercise of its tag-along right pursuant to Section 3.4 below after the Company and Applicable ROFR Rightholders have declined to exercise their rights in full under this Section 3.3.

3.3.3   *Offer Notice*.

(a)   The Offering Stockholder shall, within five (5) days of receipt of the Transfer Offer, give written notice (a "**ROFR Notice**") to the Company and each Applicable ROFR Rightholder stating that it has received a Transfer Offer for the Offered Stock and specifying:

(i)   the class(es) or series and the applicable aggregate number of shares of Offered Stock to be Transferred by the Offering Stockholder;

(ii)   the proposed date, time and location of the closing of the Transfer, which shall not be less than 60 (sixty) days from the date of the ROFR Notice;

(iii)   the purchase price per share for each applicable class or series of Offered Stock (which shall be payable solely in cash) and the other material terms and conditions of the Transfer Offer; and

(iv)   the name of the Prospective Transferee who has offered to purchase such Offered Stock.

(v)   For the avoidance of doubt, in the event of a Transfer Offer involving more than one class or series of Offered Stock, the Offering Stockholder may deliver a single ROFR Notice to the Company and each Applicable ROFR Rightholder.

(b)   The ROFR Notice shall constitute the Offering Stockholder's offer to Transfer all of the Offered Stock to the Company and the Applicable ROFR Rightholders in accordance with the provisions of this Section 3.3, which offer shall be irrevocable until the end of the Applicable ROFR Rightholder Option Period described in Section 3.3.4(c) below.

(c)   By delivering the ROFR Notice, the Offering Stockholder represents and warrants to the Company and each Applicable ROFR Rightholder that: (i) the Offering Stockholder has full right, title and interest in and to the Offered Stock described in the ROFR Notice; (ii) the Offering Stockholder has all the necessary power and authority and has taken all necessary action to Transfer the Offered Stock described in the ROFR Notice as contemplated by this Section 3.3; and (iii) the Offered Stock described in the ROFR Notice is free and clear of any and all liens other than those arising as a result of or under the terms of this Agreement.

3.3.4   *Exercise of Right of First Refusal; Over-Allotment Option*.

(a)   Upon receipt of the ROFR Notice, the Company and each Applicable ROFR Rightholder shall have the right to purchase the Offered Stock on the terms and purchase price(s) set forth in the ROFR Notice in the following order of priority: *first*, the Company shall have the right to purchase all or any portion of Offered Stock in accordance with the procedures set forth in Section 3.3.4(b) below, and *thereafter*, each Applicable ROFR Rightholder shall have the right to purchase up to such Applicable ROFR Rightholder's respective ROFR Pro Rata Portion of the remaining Offered Stock, in

accordance with the procedures set forth in Section 3.3.4(c) below, to the extent the Company does not exercise its right in full.

(b)   The initial right of the Company to purchase any Offered Stock shall be exercisable with the delivery of a written notice (the "**Company ROFR Exercise Notice**") by the Company to the Offering Stockholder and the Applicable ROFR Rightholders within twenty (20) days of receipt of the ROFR Notice (the "**Company Option Period**"), stating the applicable number(s) (including where such number is zero) and type(s) of Offered Stock the Company elects to purchase on the terms and purchase price(s) set forth in the ROFR Notice. The Company ROFR Exercise Notice shall be binding upon delivery and irrevocable by the Company.

(c)   If the Company does not elect to purchase all of the Offered Stock, the Applicable ROFR Rightholders shall have the right to purchase the remaining Offered Stock not elected to be purchased by the Company. For a period of ten (10) days following the receipt of a Company ROFR Exercise Notice in which the Company has elected to purchase less than all the Offered Stock (such period, the "**Applicable ROFR Rightholder Option Period**"), each Applicable ROFR Rightholder shall have the right to elect to purchase up to such Applicable ROFR Rightholder's ROFR Pro Rata Portion of remaining Offered Stock by delivering a written notice to the Company and the Offering Stockholder (an "**Applicable ROFR Rightholder Exercise Notice**") specifying its desire to purchase all or any portion of such Applicable ROFR Rightholder's ROFR Pro Rata Portion of remaining Offered Stock, on the terms and applicable purchase price(s) set forth in the ROFR Notice. The Applicable ROFR Rightholder Exercise Notice shall be binding upon delivery and irrevocable by the Applicable ROFR Rightholder.

(d)   If the Applicable ROFR Rightholders pursuant to Section 3.3.4(c) above do not, in the aggregate, elect to purchase all of the remaining Offered Stock not purchased by the Company, each Applicable ROFR Rightholder electing pursuant to such Section 3.3.4(c) to purchase its entire ROFR Pro Rata Portion of remaining Offered Stock (each, an "**Exercising Applicable ROFR Rightholder**") shall have the right to purchase all or any portion of remaining Offered Stock not elected to be purchased by the Company and the Applicable ROFR Rightholders. As promptly as practicable following the Applicable ROFR Rightholder Option Period, the Offering Stockholder shall deliver a written notice to each Exercising Applicable ROFR Rightholders (an "**Exercising Applicable ROFR Rightholder Notice**") stating the number(s) and type(s) of remaining Offered Stock available for purchase following the Applicable ROFR Rightholder Option Period. For a period of ten (10) days following the receipt of an Exercising Applicable ROFR Rightholder Notice (such period, the "**Exercising Applicable ROFR Rightholder Option Period**"), each Exercising Applicable ROFR Rightholder shall have the right to elect to purchase all or any portion of remaining Offered Stock by delivering a written notice to the Company and the Offering Stockholder (an "**Exercising Applicable ROFR Rightholder Exercise Notice**") specifying the number(s) and type(s) of additional remaining Offered Stock it desires to purchase on the terms and applicable purchase price(s) set forth in the ROFR Notice. The Exercising Applicable ROFR Rightholder Exercise Notice shall be binding upon delivery and irrevocable by the Exercising Applicable ROFR Rightholder.

(e)   The failure of the Company, any Applicable ROFR Rightholder or Exercising Applicable ROFR Rightholder to deliver a Company ROFR Exercise Notice, an Applicable ROFR Rightholder Exercise Notice or Exercising Applicable ROFR Rightholder Exercise Notice, respectively, by the end of the Company Option Period, the Applicable ROFR Rightholder Option Period or the Exercising Applicable ROFR Rightholder Option Period, respectively, shall constitute a waiver of the applicable rights of first refusal under this Section 3.3 with respect to the Transfer of the Offered Stock, but shall not affect their respective rights with respect to any future Transfers.

3.3.5   *Allocation of Offered Stock*. Upon the expiration of the Applicable ROFR Rightholder Option Period or, if applicable, the expiration of the Exercising Applicable ROFR Rightholder Option Period, the remaining Offered Stock not selected for purchase in its entirety by the Company

pursuant to Section 3.3.4(b) above shall be allocated for purchase among the Exercising Applicable ROFR Rightholders, as follows:

(a)   First, the number of Shares of Offered Stock elected pursuant to Section 3.3.4(c) above to be purchased by each Exercising Applicable ROFR Rightholder in such Exercising Applicable Rightholder's Applicable ROFR Rightholder Exercise Notice up to such Exercising Applicable ROFR Rightholder's ROFR Pro Rata Portion of such remaining Offered Stock; and

(b)   Second, the balance, if any, not allocated under Section 3.3.5(a) above (and not purchased by the Company pursuant to Section 3.3.4(b) above), shall be allocated to those Exercising Applicable ROFR Rightholders electing pursuant to Section 3.3.4(d) above to purchase a number of remaining Offered Stock exceeding their respective ROFR Pro Rata Portions, in an amount, with respect to each such Exercising Applicable ROFR Rightholder, that is equal to the lesser of:

(i)   the number of such remaining Offered Stock that such Exercising Applicable ROFR Rightholder elected to purchase in excess of such Exercising Applicable Rightholder's ROFR Pro Rata Portion; and

(ii)   the product of (1) the number of remaining Offered Stock not allocated under Section 3.3.5(a) above (and not purchased by the Company pursuant to Section 3.3.4(b) above), multiplied by (2) a fraction, the numerator of which is the number of such remaining Offered Stock that such Exercising Applicable ROFR Rightholder was permitted to purchase pursuant to Section 3.3.5(a) above, and the denominator of which is the aggregate number of such remaining Offered Stock that all Exercising Applicable ROFR Rightholders were permitted to purchase pursuant to Section 3.3.5(a) above.

3.3.6   *Consummation of Sale of Offered Stock.* In the event that the Company and/or the Applicable ROFR Rightholders shall have, in the aggregate, exercised their respective rights to purchase all and not less than all of the Offered Stock, then the Offering Stockholder shall sell such Offered Stock to the Company and/or the Applicable ROFR Rightholders, and the Company and/or the Applicable ROFR Rightholders, as the case may be, shall purchase such Offered Stock, within sixty (60) days following the expiration of the Applicable ROFR Rightholder Option Period or, if applicable, the Exercising Applicable ROFR Rightholder Option Period (either of which period may be extended for a reasonable time not to exceed ninety (90) days to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). Each Stockholder shall take all actions as may be reasonably necessary to consummate the sale contemplated by this Section 3.3.6, including, without limitation, entering into agreements and delivering certificates and instruments and consents as may be deemed necessary or appropriate. At the closing of any sale and purchase pursuant to this Section 3.3.6, the Offering Stockholder shall deliver to the Company and/or the participating Applicable ROFR Rightholders certificates (if any) representing the Offered Stock to be sold, free and clear of any liens or encumbrances (other than those contained in this Agreement), accompanied by evidence of transfer and all necessary transfer taxes paid and stamps affixed, if necessary, against receipt of the purchase price therefor from the Company and/or such Applicable ROFR Rightholders by certified or official bank check or by wire transfer of immediately available funds.

3.3.7   *Sale to Proposed Purchaser.* In the event that the Company and/or the Applicable ROFR Rightholders shall not have collectively elected to purchase all of the Offered Stock, then, provided the Offering Stockholder has also complied with the provisions of Section 3.4 and Section 3.1, to the extent applicable, the Offering Stockholder may Transfer all of such Offered Stock, at a price per share not less than that specified in the ROFR Notice and on other terms and conditions which are not materially more

favorable in the aggregate to the Prospective Transferee than those specified in the ROFR Notice, but only to the extent that such Transfer occurs within ninety (90) days after expiration of the Applicable ROFR Rightholder Option Period or, if applicable, the Exercising Applicable ROFR Rightholder Option Period. Any Offered Stock that is not Transferred within such ninety (90) day period will be subject to the provisions of this Section 3.3 upon subsequent Transfer.

3.3.8 *Termination of ROFR Provisions*. This Section 3.3, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

3.4 Tag-along Right.

3.4.1 *Participation in Tag-along Sale*. At any time prior to the consummation of a Qualified Public Offering, and subject to the terms and conditions specified in Section 3.1 and this Section 3.4, if any Stockholder (the "**Selling Stockholder**") proposes to Transfer any of its Shares (collectively, the "**Tag-along Stock**") to any Person, each other Stockholder holding shares of Preferred Stock or Class A Common Stock (each, a "**Tag-along Stockholder**") shall be permitted to participate in such sale (a "**Tag-along Sale**") on the terms and conditions set forth in this Section 3.4.

3.4.2 *Tag-along Sale Exceptions*. Notwithstanding anything herein to the contrary, the provisions of this Section 3.4 shall not apply to any Transfer of Tag-along Stock that is:

(a) permitted by and made in accordance with Section 3.2 above;

(b) made to either the Company or any Applicable ROFR Rightholder pursuant to the exercise of the rights set forth in Section 3.3 above;

(c) proposed to be made by a Dragging Stockholder or required to be made by a Drag-along Stockholder pursuant to Section 3.5 below; or

(d) made pursuant to a Qualified Public Offering.

3.4.3 *Tag-along Notice*. The Selling Stockholder shall deliver to the Company and each Tag-along Stockholder a written notice (a "**Tag-along Notice**") of the proposed Tag-along Sale within **(i)** five (5) days following the expiration of the Applicable ROFR Rightholder Option Period or, if applicable, the Exercising Applicable ROFR Rightholder Option Period, in the event that the Company and/or the Applicable ROFR Rightholders shall not have, in the aggregate, exercised their respective rights to purchase all of the Offered Stock pursuant to Section 3.3 above, or **(ii)** twenty (20) days prior to the consummation of any Tag-along Sale which was not subject to 3.3.

(a) The Tag-along Notice shall make reference to the Tag-along Stockholders' rights hereunder and shall describe in reasonable detail:

(i) The class(es) or series and applicable aggregate number of Tag-along Stock the Selling Stockholder proposes to Transfer;

(ii) The identity of the Prospective Transferee(s);

(iii) The proposed date, time and location of the closing of the Tag-along Sale, which shall not be less than sixty (60) days from the date of the Tag-along Notice;

(iv) The purchase price per share for each applicable class or series of Tag-along Stock (which shall be payable solely in cash) and the other material terms and conditions of the Transfer; and

(v)   A copy of any form of agreement proposed to be executed in connection therewith.

(b)   For the avoidance of doubt, in the event of a Tag-along Sale involving more than one class or series of Tag-along Stock, the Selling Stockholder may deliver a single Tag-along Notice to the Company and each Tag-along Stockholder.

3.4.4   *Exercise of Tag-along Right*.

(a)   Each Tag-along Stockholder may exercise its right to participate in the Tag-along Sale on the terms described in the Tag-along Notice by delivering to the Selling Stockholder a written notice (a "**Tag-along Exercise Notice**") stating its election to do so no later than ten (10) days after receipt of the Tag-along Notice (the "**Tag-along Exercise Period**"). The election of each Tag-along Stockholder set forth in a Tag-along Exercise Notice shall be irrevocable, and, to the extent the offer in the Tag-along Notice is accepted, such Tag-along Stockholder shall be bound and obligated to consummate the Transfer on the terms and conditions set forth in this Section 3.4. If one or more Tag-along Stockholders elects pursuant to a Tag-along Exercise Notice and this Section 3.4.4(a) to participate in the Tag-along Sale, the number of shares of Tag-along Stock that the Selling Stockholder may sell in the Tag-along Sale shall be correspondingly reduced in accordance with Section 3.4.4(b) below

(b)   The Selling Stockholder and each Tag-along Stockholder timely electing to participate in the Tag-along Sale pursuant to Section 3.4.4(a) above shall have the right to Transfer in the Tag-along Sale the number of Shares (or applicable Stock Equivalents) of Tag-along Stock set out in the applicable Tag-along Notice, equal to the product of (A) the aggregate number of Shares of Tag-along Stock set out in the applicable Tag-along Notice, and (B) such Stockholder's Tag-along Pro Rata Portion for the Shares of Tag-along Stock. Any Tag-along Stockholder may elect to sell in the Tag-along Sale less than the number of Shares calculated pursuant to this Section 3.4.4(b) for any particular class or series of Tag-along Stock, in which case the Selling Stockholder shall have the right to sell the applicable shares of Tag-along Stock not elected to be sold by a Tag-along Stockholder.

3.4.5   *Waiver of Rights to Participate*. Each Tag-along Stockholder who does not deliver a Tag-along Exercise Notice in compliance with Section 3.4.4(a) above shall be deemed to have waived all of such Tag-along Stockholder's rights to participate in the Tag-along Sale with respect to the Capital Stock (or applicable Stock Equivalents) owned by such Tag-along Stockholder, and the Selling Stockholder shall (subject to the rights of any other participating Tag-along Stockholder) thereafter be free to sell to the Prospective Transferee the Tag-along Stock identified in the Tag-along Notice at a per Share price that is no greater than the per share price set forth in the Tag-along Notice and on other terms and conditions which are not materially more favorable to the Selling Stockholder than those set forth in the Tag-along Notice, without any further obligation to the non-accepting Tag-along Stockholders.

3.4.6   *Conditions of Tag-along Sale*.

(a)   Each Stockholder participating in the Tag-along Sale shall receive the same consideration per Share of Tag-along Stock, after deduction of such Stockholder's proportionate share of the related expenses in accordance with Section 3.4.9 below. In addition, no Transfer of any Tag-along Stock by the Selling Stockholder in the Tag-along Sale shall occur unless the Prospective Transferee simultaneously purchases the Shares elected to be sold by the Tag-along Stockholders pursuant to Section 3.4.4(a) above and if any such Transfer is in violation of this Section 3.4, it shall be null and void in accordance with the provisions of Section 3.1.3 hereof.

(b)   Each Tag-along Stockholder shall execute the applicable purchase agreement, if any, and shall make or provide the same representations, warranties, covenants and indemnities as the Selling Stockholder makes or provides in connection with the Tag-along Sale;

provided, *that* each Tag-along Stockholder shall only be obligated to make representations and warranties that relate specifically to a Stockholder (as opposed to the Company and its business) with respect to the Tag-along Stockholder's title to and ownership of the applicable Shares, authorization, execution and delivery of relevant documents, enforceability of such documents against the Tag-along Stockholder, and other similar representations and warranties made by the Selling Stockholder, and shall not be obligated to make any of the foregoing representations and warranties with respect to any other Stockholder or their Shares; *provided, further*, that all indemnities and other obligations shall be made by the Selling Stockholder and each Tag-along Stockholder severally and not jointly and severally (A) with respect to breaches of representations, warranties and covenants made by the Selling Stockholder and the Tag-along Stockholders relating to the Company and its business, if any, pro rata based on the aggregate consideration received by the Selling Stockholder and each Tag-along Stockholder in the Tag-along Sale, and (B) in an amount not to exceed for the Selling Stockholder or any Tag-along Stockholder, the aggregate consideration received by the Selling Stockholder and each such Tag-along Stockholder in connection with the Tag-along Sale, as applicable, *plus* the amount of any consideration forfeited by the Selling Stockholder or such Tag-along Stockholder, as applicable, to which it is entitled but has not yet received (including, without limitation, as a result of an escrow agreement, earn-out or similar arrangement).

(c)   Each holder of then currently exercisable Stock Equivalents that is convertible into a class or series of Tag-along Stock proposed to be Transferred in a Tag-along Sale shall be given an opportunity to convert such Stock Equivalents into the applicable class or series of Tag-along Stock prior to the consummation of the Tag-along Sale and participate in such sale as a holder of such class or series of Tag-along Stock.

(d)   Each holder of Preferred Stock that is convertible into a class or series of Tag-along Stock proposed to be Transferred in a Tag-along Sale shall be given an opportunity to convert such Preferred Stock into the applicable class or series of Tag-along Stock prior to the consummation of the Tag-along Sale and participate in such sale as a holder of such class or series of Tag-along Stock.

3.4.7   *Cooperation with Tag-along Sale*. Subject to Section 3.4.6(b) above, each Tag-along Stockholder shall take all actions as may be reasonably necessary to consummate the Tag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments (including stock certificates evidencing the applicable Shares, duly endorsed in blank or accompanied by stock powers or other instruments of transfer duly executed in blank), in each case, consistent with the agreements being entered into and the certificates and instruments being delivered by the Selling Stockholder.

3.4.8   *Tag-along Sale Expenses*. The fees and expenses of the Selling Stockholder incurred in connection with a Tag-along Sale and for the benefit of all Tag-along Stockholders (it being understood that costs incurred by or on behalf of a Selling Stockholder for its sole benefit will not be considered to be for the benefit of all Tag-along Stockholders), to the extent not paid or reimbursed by the Company or the Prospective Transferee, shall be shared by the Selling Stockholder and all the participating Tag-along Stockholders on a pro rata basis, based on the aggregate consideration received by each such Stockholder; *provided, that* no Tag-along Stockholder shall be obligated to make any out-of-pocket expenditure prior to the consummation of the Tag-along Sale.

3.4.9   *Consummation of Tag-along Sale*. Subject to the requirements and conditions of this Section 3.4 and the other applicable provisions of this Agreement, including Section 3.1 hereof, the Selling Stockholder shall have sixty (60) days following the expiration of the Tag-along Exercise Period in which to consummate the Tag-along Sale, on terms not more favorable to the Selling Stockholder than those set forth in the Tag-along Exercise Notice (which sixty (60) day period may be extended for a reasonable time not to exceed ninety (90) days (in the aggregate) to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Selling

Stockholder has not completed the Tag-along Sale, the Selling Stockholder may not then effect a Transfer that is subject to this Section 3.4 without again fully complying with the provisions of Section 3.3 and this Section 3.4. At the closing of the Tag-along Sale, each of the Tag-along Stockholders timely electing to participate in the Tag-along Sale pursuant to Section 3.4.4(a) above shall enter into the agreements and deliver the certificates and instruments, in each case, required by Section 3.4.6 above and Section 3.4.7 against payment therefor directly to the Tag-along Stockholder of the portion of the aggregate consideration to which each such Tag-along Stockholder is entitled in the Tag-along Sale in accordance with the provisions of this Section 3.4.

        3.4.10 *Termination of Tag-along Provisions*. This Section 3.4, and the covenants contained herein, shall terminate upon the consummation of a Qualified Public Offering.

        3.5   Drag-along Rights.

        3.5.1 *Participation in Drag-along Sale*. At any time prior to the consummation of a Qualified Public Offering, if **(i)** a majority of the Board; **(ii)** one or more Stockholders (together with their respective Permitted Transferees) holding no less than a majority of all the issued and outstanding Shares on a Fully Diluted Basis, and **(iii)** one or more Stockholders (together with their respective Permitted Transferees) holding no less than a majority of all issued and outstanding shares of Preferred Stock (such Stockholder(s) in (ii) and (iii), collectively, the "**Dragging Stockholder**"), proposes to consummate, in one transaction or a series of related transactions, a Change of Control (a "**Drag-along Sale**"), the Dragging Stockholder shall have the right, after delivering the Drag-along Notice in accordance with Section 3.5.3 below and subject to compliance with Section 3.5.4 below, to require that each other Stockholder (each, a "**Drag-along Stockholder**") to participate in such Drag-along Sale (including, if necessary, by converting or exercising their Stock Equivalents into the shares of Capital Stock to be sold in the Drag-along Sale) on substantially the same terms and conditions as the Dragging Stockholder (as set forth in the applicable Drag-along Notice) and in the manner set forth in Section 3.5.2 below.

        3.5.2 *Sale of Stock; Sale of Assets*. Subject to compliance with Section 3.5.4 below:

        (a)   If the Drag-along Sale is structured as a Change of Control involving the sale of stock, then each Drag-along Stockholder shall sell the number of Shares and/or Stock Equivalents, as applicable, equal to the product obtained by multiplying (A) the number of Shares on a Fully Diluted Basis held by such Drag-along Stockholder by (B) a fraction (1) the numerator of which is equal to the number of Shares on a Fully Diluted Basis that the Dragging Stockholder proposes to sell in the Drag-along Sale and (2) the denominator of which is equal to the number of Shares on a Fully Diluted Basis held by the Dragging Stockholder at such time; and

        (b)   If the Drag-along Sale is structured as a sale of all or substantially all of the consolidated assets of the Company and the Company Subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Stockholders, then notwithstanding anything to the contrary in this Agreement, each Drag-along Stockholder shall (A) vote (in person, by proxy or by written consent, as requested) all of its voting securities (including any voting Shares) in favor of the Drag-along Sale (and any related actions necessary to consummate such sale) and otherwise consent to and raise no objection to such Drag-along Sale and such related actions, and (B) refrain from taking any actions to exercise, and shall take all actions to waive, any dissenters', appraisal or other similar rights that it may have in connection with such transaction.

        3.5.3 *Drag-along Notice*. The Dragging Stockholder shall exercise its rights pursuant to this Section 3.5 by delivering a written notice (the "**Drag-along Notice**") to the Company and each Drag-along Stockholder no more than ten (10) days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than

twenty (20) days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Stockholders' rights and obligations hereunder and shall describe in reasonable detail:

(a)   The name(s) of the Third Party Purchaser;

(b)   The proposed date, time and location of the closing of the Drag-along Sale;

(c)   The proposed amount of consideration in the Drag-along Sale, including, if applicable, the purchase price per share of each applicable class or series of Capital Stock (or applicable Stock Equivalents) to be sold and the other material terms and conditions of the Drag-along Sale; and

(d)   A copy of any form of agreement proposed to be executed in connection therewith.

3.5.4   *Conditions of Drag-along Sale.*· The obligations of the Drag-along Stockholders in respect of a Drag-along Sale under this Section 3.5 are subject to the satisfaction of the following conditions:

(a)   The consideration to be received by each Drag-along Stockholder shall be the same form and amount of consideration to be received by the Dragging Stockholder per share of Capital Stock of each applicable class or series and the terms and conditions of such sale shall, except as otherwise provided in Section 3.5.4(c) below, be the same as those upon which the Dragging Stockholder sells its Capital Stock; *provided, that* this Section 3.5.4(a) condition shall be deemed satisfied even if only Stockholders qualifying as "*accredited investors*" (as defined in Rule 501 of Regulation D promulgated under the Securities Act), to the exclusion of Stockholders who either do not qualify as accredited investors or would otherwise cause the registration under applicable federal securities laws of securities issued to such Stockholder in the Drag-along Sale, receive securities of the Third Party Purchaser in the Drag-along Sale, so long as the Dragging Stockholder and each Drag-along Stockholder receive the same value (as determined in good faith by the Board), whether in cash or such securities, as of the closing of the Drag-along Sale with respect to each such Stockholder's applicable Capital Stock; *provided further, that* the aggregate consideration to be received by the Dragging Stockholder and the Drag-along Stockholders, collectively, shall be allocated among such Stockholders in accordance with the relative liquidation preferences or other priorities to which each class or series of Capital Stock of the Company are entitled on a Deemed Liquidation Event (as that term is defined in the Articles of Conversion) in accordance with the Articles of Conversion;

(b)   If the Dragging Stockholder or any Drag-along Stockholder is given an option as to the form and amount of consideration to be received, the same option shall be given to all Drag-along Stockholders; *provided, that* this Section 3.5.4(b) condition shall be deemed satisfied even if only Stockholders qualifying as "*accredited investors*" (as defined in Rule 501 of Regulation D promulgated under the Securities Act), to the exclusion of Stockholders who either do not qualify as accredited investors or would otherwise cause the registration under applicable federal securities laws of securities issued to such Stockholder in the Drag-along Sale, receive an option to receive securities of the Third Party Purchaser in the Drag-along Sale, so long as the Dragging Stockholder and each Drag-along Stockholder receive the same value (as determined in good faith by the Board), whether in cash or such securities, as of the closing of the Drag-along Sale with respect to each such Stockholder's applicable Capital Stock;

(c)   Each Drag-along Stockholder shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities (whether directly to the Third-Party Purchaser or indirectly pursuant to a contribution agreement), purchase price adjustments, escrows and other obligations as the Dragging Stockholder makes or provides in

connection with the Drag-along Sale; *provided*, *that* each Drag-along Stockholder shall only be obligated to make representations and warranties that relate specifically to a Stockholder (as opposed to the Company and its business) with respect to the Drag-along Stockholder's title to and ownership of the applicable Capital Stock (or Stock Equivalents), authorization, execution and delivery of relevant documents, enforceability of such documents against the Drag-along Stockholder, and other similar representations and warranties made by the Dragging Stockholder, and shall not be obligated to make any of the foregoing representations and warranties with respect to any other Stockholder or their Capital Stock (or Stock Equivalents); *provided*, *further*, that all indemnities and other obligations shall be made by the Dragging Stockholder and each Drag-along Stockholder severally and not jointly and severally (A) with respect to breaches of representations, warranties and covenants made by the Dragging Stockholder and the Drag-along Stockholders relating to the Company and its business, pro rata based on the aggregate consideration received by the Dragging Stockholder and each Drag-along Stockholder in the Drag-along Sale, and (B) in an amount in the aggregate not to exceed the net proceeds received by the Dragging Stockholder and each such Drag-along Stockholder in connection with the Drag-along Sale, as applicable, plus the amount of any consideration forfeited by the Dragging Stockholder or such Drag-along Stockholder, as applicable, to which it is entitled but has not yet received (including, without limitation, as a result of an escrow agreement, earn-out or similar arrangement); and

(d)   if the Dragging Stockholder enters into any negotiation or transaction for which Rule 506 under the Securities Act (or any similar rule then in effect) may be available with respect to such negotiation or transaction (including a merger, consolidation, recapitalization or other reorganization), each Drag-along Stockholder who is not an "*accredited investor*" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) shall, at the request of the Company, appoint a "*purchaser representative*" (as defined in Rule 501 of Regulation D promulgated under the Securities Act) designated by the Company, the fees and expenses of which shall be borne by the Company.

3.5.5   *Cooperation with Drag-along Sale*. Each Drag-along Stockholder, the Board and the Company shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Stockholder.

3.5.6   *Fees and Expenses of Drag-along Sale*. The fees and expenses of the Dragging Stockholder (either directly or indirectly by the Company and any Company Subsidiary) incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Stockholders, to the extent not paid or reimbursed by the Company, any Company Subsidiary or the Third Party Purchaser, shall be shared by the Dragging Stockholder and all the Drag-along Stockholders on a pro rata basis, based on the aggregate consideration received by each such Stockholder in the Drag-along Sale.

3.5.7   *Consummation of Drag-along Sale*. The Dragging Stockholder shall have ninety (90) days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which ninety (90) day period may be extended for a reasonable time, not to exceed one-hundred and twenty (120) days in the aggregate, to the extent reasonably necessary to obtain required approvals or consents from any Governmental Authority). If at the end of such period the Dragging Stockholder has not completed the Drag-along Sale, the Dragging Stockholder may not then exercise its rights under this Section 3.5 without again fully complying with the provisions of this Section 3.5.

3.5.8   *Termination of Drag-along Provisions*. This Section 3.5, and the covenants contained herein, shall terminate on the consummation of a Qualified Public Offering.

3.6   Spousal Award.. Notwithstanding any other provisions of this Agreement if, in connection with the divorce or dissolution of the marriage of a Stockholder (a "*Divorced Stockholder*"), any court issues a decree or order that transfers, confirms, or awards a Divorced Stockholder' Shares, or any portion thereof, to that Divorced Stockholder's spouse (an "*Award*"), then, notwithstanding that such transfer would constitute an unpermitted Transfer under this Agreement, that Divorced Stockholder shall have the right to purchase from his or her former spouse such Divorced Stockholder's Shares, or portion thereof, that was so transferred, and such former spouse shall sell the Divorced Stockholder's Shares or portion thereof to that Divorced Stockholder at the purchase price determined by the Board in good faith and in their reasonable discretion. If the Divorced Stockholder has failed to consummate the purchase within one hundred eighty (180) days after the Award (the "*Expiration Date*"), the Company and the other Stockholders shall have the option to purchase from the former spouse the Divorced Stockholder's Shares or a portion thereof pursuant to Section 3.3 hereof; *provided that* the option period shall commence on the later of (i) the day following the Expiration Date, or (ii) the date of actual notice of the Award. Each Stockholder who is married, whether before or after such Stockholder becomes a Stockholder, agrees to obtain a spousal consent to the terms and conditions of this Agreement, in the form as set forth in Exhibit C hereto. If the Divorced Stockholder, the other Stockholders or the Company are unable to effect a Transfer of Shares transferred pursuant to an Award (the "*Awarded Shares*"), then all Awarded Shares and all the voting rights attached to or related to the Awarded Shares shall automatically, and without further action required by either the Company or such Stockholder, be forfeited forever and the Company shall have no obligation, nor will the recipient of the Award have the right to require the Company, to purchase such Divorced Stockholder's Shares except as may otherwise be required by this Agreement.

4.   **COVENANTS**.

4.1   Other Business Activities.   The parties hereto, including the Company, expressly acknowledge and agree that: **(i)** the Preferred Stockholder and its Affiliates are permitted to have, and may presently or in the future have, investments or other business or strategic relationships, ventures, agreements or other arrangements with entities other than the Company or any Company Subsidiary that are engaged in the business of the Company or any Company Subsidiary, or that are or may be competitive with the Company or any Company Subsidiary (any such other investment or relationship, an "**Other Business**"); **(ii)** none of the Preferred Stockholder or its Affiliates will be prohibited by virtue of the Preferred Stockholder's investment in the Company from pursuing and engaging in any Other Business; **(iii)** none of the Preferred Stockholder or its Affiliates will be obligated to inform the Company or any other Stockholder of any opportunity, relationship or investment in any Other Business (a "**Company Opportunity**") or to present any Company Opportunity to the Company, and the Company hereby renounces any interest in any Company Opportunity and any expectancy that a Company Opportunity will be offered to it; **(iv)** nothing contained herein shall limit, prohibit or restrict any Preferred Director from serving on the board of directors or other governing body or committee of any Other Business; and **(v)** no other Stockholder will acquire, be provided with an option or opportunity to acquire, or be entitled to any interest or participation in any Other Business as a result of the participation therein of any of the Preferred Stockholder or its Affiliates. The parties hereto expressly authorize and consent to the involvement of the Preferred Stockholder and/or its Affiliates in any Other Business; *provided, that* any transactions between the Company and/or the Company Subsidiaries and an Other Business will be on terms no less favorable to the Company and/or the Company Subsidiaries than would be obtainable in a comparable arm's-length transaction. The parties hereto expressly waive, to the fullest extent permitted by Applicable Law, any rights to assert any claim that such involvement breaches any fiduciary or other duty or obligation owed to the Company or any Stockholder or to assert that such involvement constitutes a conflict of interest by such Persons with respect to the Company or any Stockholder.

4.2   Financial Statements. The Company shall furnish to each Stockholder holding ten percent (10.00%) or more of the issued and outstanding Preferred Stock of the Company (each, a "**Qualified Stockholder**") the following reports:

4.2.1   *Annual Financial Statements*. As soon as available, and in any event within one hundred twenty (120) days after the end of each Fiscal Year, unaudited, management-prepared consolidated balance sheets of the Company and Subsidiaries of the Company (if any) as at the end of each such Fiscal Year and management-prepared consolidated statements of income, cash flows and stockholders' equity for such Fiscal Year, in each case setting forth in comparative form the figures for the previous Fiscal Year and for the Budget for such Fiscal Year, and, in an event, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto), and certified by the principal financial or accounting officer of the Company.

4.2.2   *Quarterly Financial Statements*. As soon as available, and in any event within forty-five (45) days after the end of each quarterly accounting period in each Fiscal Year (other than the last fiscal quarter of the Fiscal Year), management-prepared, unaudited consolidated balance sheets of the Company and Subsidiaries of the Company (if any) as at the end of each such fiscal quarter and management-prepared, unaudited consolidated statements of income, cash flows and stockholders' equity for such fiscal quarter, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto), and certified by the principal financial or accounting officer of the Company.

4.2.3   *Monthly Financial Statements*. As soon as available, and in any event within thirty (30) days after the end of each monthly accounting period in each fiscal quarter (other than the last month of the fiscal quarter), unaudited consolidated balance sheets of the Company and all Subsidiaries of Company (if any) as at the end of each such monthly period and unaudited consolidated statements of income, cash flows and stockholders' equity for each such monthly period, all in reasonable detail and all prepared in accordance with GAAP, consistently applied (subject to normal year-end audit adjustments and the absence of notes thereto).

4.2.4   *Budget*. Not later than thirty (30) days following the commencement of each Fiscal Year, annual operating budgets for the Company and the Subsidiaries of Company (if any) for the upcoming Fiscal Year, including capital and operating expense budgets, cash flow projections, and profit and loss projections, all itemized in reasonable detail and which has been submitted to and approved by the Board (the "**Budget**"), and as promptly as practicable upon preparation thereof (but in any event, no later than ten (10) days thereafter), any other significant budgets prepared during the Fiscal year by the Company and any revisions of the Budget or such other budgets.

4.2.5   *Accountants' Reports*. As soon as available, and in any event within ten (10) days after receipt thereof by the Company, copies of all audit reports, management letters and all other reports or written work product provided to the Company by its independent certified public accountants in connection with any annual, interim or special audit of the books or accounts, financial statements or financial or accounting systems or controls of the Company or any Company Subsidiary.

4.3   Inspection Rights. Upon reasonable notice from a Qualified Stockholder, the Company shall, and shall cause its directors, officers and employees to, afford each Qualified Stockholder and its Representatives reasonable access during normal business hours to **(i)** the Company's and the Company Subsidiaries' properties, offices, plants and other facilities, **(ii)** the corporate, financial and similar records, reports and documents of the Company and the Company Subsidiaries, including, without limitation, all books and records, minutes of proceedings, internal management documents, reports of operations, reports of adverse developments, copies of any management letters and communications with stockholders, and to permit each Qualified Stockholder and its Representatives to examine such documents and make copies

thereof, and (iii) the Company's and the Company Subsidiaries' (if any) officers, senior employees and public accountants, and to afford each Qualified Stockholder and its Representatives the opportunity to discuss and advise on the affairs, finances and accounts of the Company and the Company Subsidiaries (if any) with their officers, senior employees and public accountants (and the Company hereby authorizes said accountants to discuss with such Qualified Stockholder and its Representatives such affairs, finances and accounts).]

4.4   Termination of Covenants. The covenants contained in this Article 4 shall terminate on the consummation of a Qualified Public Offering.

5.   **REPRESENTATIONS AND WARRANTIES**.

5.1   Representations and Warranties. Each Stockholder, severally and not jointly, represents and warrants to the Company that:

5.1.1   For each such Stockholder that is not an individual, such Stockholder is duly organized, validly existing and in good standing under the laws of the state of its organization.

5.1.2   Such Stockholder has full capacity, or, as the case may be, full organizational power and authority, to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. In the case of a Stockholder that is not a natural Person, the execution and delivery of this Agreement, the performance of its obligations hereunder and the consummation of the transactions contemplated hereby have been duly authorized by all requisite organizational action of such Stockholder. Such Stockholder has duly executed and delivered this Agreement.

5.1.3   This Agreement constitutes the legal, valid and binding obligation of such Stockholder, enforceable against such Stockholder in accordance with its terms except as enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting the enforcement of creditors' rights generally and by general equitable principles (whether enforcement is sought by proceedings in equity or at law). The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, require no action by or in respect of, or filing with, any Governmental Authority.

5.1.4   The execution, delivery and performance by such Stockholder of this Agreement and the consummation of the transactions contemplated hereby do not (i) in the event such Stockholder is not a natural Person, conflict with or result in any violation or breach of any provision of any of the organizational documents of such Stockholder, (ii) in any event, conflict with or result in any violation or breach of any provision of any Applicable Law, or (iii) in any event, require any consent or other action by any Person under any provision of any material agreement or other instrument to which the Stockholder is a party.

5.1.5   Except for this Agreement, such Stockholder has not entered into or agreed to be bound by any other agreements or arrangements of any kind with any other party with respect to any Capital Stock or Stock Equivalents of the Company, including, without limitation, agreements or arrangements with respect to the acquisition or disposition of any such Capital stock or Stock Equivalents or any interest therein or the voting of any Capital Stock or Stock Equivalents (whether or not such agreements and arrangements are with the Company or any other Stockholder).

5.2   Survival of Representations and Warranties. Subject to the other provisions of this Agreement, the representations and warranties contained herein shall survive the date of this Agreement and shall remain in full force and effect for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof).

6. MISCELLANEOUS.

6.1   Costs and Expenses. Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors and accountants, incurred in connection with the preparation and execution of this Agreement, or any amendment or waiver hereof, and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

6.2   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Stockholder hereby agrees, at the request of the Company or any other Stockholder, to execute and deliver such additional documents, instruments, conveyances and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

6.3   Notices. All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given: (i) when delivered by hand (with written confirmation of receipt); (ii) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (iii) on the date sent by e-mail of a PDF document (with confirmation of transmission other than by automatic read receipt) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient; or (iv) on the third (3rd) day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 6.3):

If to the Company:	230 Broadway, Suite 201
	Lynnfield, MA 01940
	E-mail: [E-MAIL ADDRESS]
	Attention: [TITLE OF OFFICER TO RECEIVE NOTICES]
with a copy to:	SASSOON CYMROT LAW LLC
	84 State Street, 8th Floor
	Boston, MA 02109-2210
	E-mail: SWittlin@SassoonCymrot.com
	Attention: Scott Wittlin, Esquire
If to the Preferred Stockholder:	to such Preferred Stockholder's respective address as set forth on Schedule B
with a copy to:	Downs Rachlin Martin PLLC
	199 Main Street, PO Box 190
	Burlington, VT 05402-0190
	E-mail: tmoddy@drm.com
	Attention: Thomas H. Moody, Esquire
If to a Common Stockholder:	to such Common Stockholder's respective mailing address as set forth on Schedule A.

6.4   Construction; Ambiguity; Interpretation.

6.4.1   Each party hereby acknowledges that the parties hereto and their respective attorneys have reviewed and negotiated all Related Agreements, and agrees that any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not apply in the interpretation of this Agreement or any other of the Related Agreements. The title(s), headings and captions of or within,

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and the cover sheet and table of contents to, this Agreement have been inserted for convenience of reference only and in no way are intended to define, limit, extend, affect and/or conscribe the scope of this Agreement or the meaning or intent of any of its or any other Related Agreement's provisions. Whenever the context requires or permits herein or in any other of the Related Agreements, the singular shall include the plural, the plural shall include the singular and the masculine, feminine and neuter shall be freely interchangeable.

6.4.2   As used in this Agreement and all in other Related Agreements, the following rules of construction shall apply (unless the context otherwise specifies): **(i)** the phrase "*breach of a representation*" includes a misrepresentation and the failure of a representation to be accurate; **(ii)** "*include*", "*includes*", "*including*" and any other words or phrases of inclusion shall be deemed to be followed by the phrase "*without limitation*", it being intended that any references to "included" matters will be regarded as non-exclusive, non-characterizing illustrations; **(iii)** "*copy*" or "*copies*" means that the copy or copies of the material(s), document(s) and/or information to which it relates are true, accurate and complete; **(iv)** all references to articles, sections, exhibits and schedules shall be construed to refer to articles and sections of, and exhibits and schedules to, the Related Agreement in which such references appear; **(v)** "*will*" is intended to (and shall) have the same meaning and effect as the word "*shall*", and thus connotes an obligation and an imperative, and not a futurity; **(vi)** any reference to any law or Applicable Law, shall include all statutory and regulatory provisions consolidating, amending, replacing or interpreting such law or Applicable Law or any succeeding law or Applicable Law, and any reference to any law or Applicable Law shall refer to such law or Applicable Law as amended otherwise modified or supplemented from time to time; **(vii)** any reference to any Person shall be construed to include such Person's successors, assigns, legal representatives, administrators and, in the case of a natural person, shall include such natural person's heirs, executors, legal representatives and estate; **(viii)** the words "*herein*", "*hereof*", "*hereunder*" and "*herewith*" and words of similar import, when used in any Related Document, shall be construed to refer to such Related Document in its entirety and not to any particular provision thereof; **(ix)** the words "*asset*" and "*property*" shall be construed to have the same meaning and effect and to refer to all tangible and intangible assets, and properties, including interests in real and personal properties, and cash, securities, accounts, general intangibles, intellectual property, and contract and license rights; **(x)** the phrase "*may not*" is intended to be prohibitive and not permissive; **(xi)** the use of the connective "*or*" is not intended to be exclusive; **(xii)** the phrase "**and/or**" means one or the other, or both, or any one or more or all, of the things, items, circumstances, events, matters or Persons in connection with which the conjunction is used; and **(xiii)** any reference to any "*Section*" shall include all subsections thereof (for example, a reference to the provisions of Section 2.1 shall include the provisions of Section 2.1.1), and any reference to any "*Article*" shall include all Sections and subsections thereof (for example, a reference to the provisions of Article 6 shall include the provisions of this Section 6.4).

6.5   Severability. If any term or provision of this Agreement is held to be invalid, illegal or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

6.6   Entire Agreement: Integration. This Agreement, together with the Articles of Conversion, any Stock Option Plan(s), any Award Agreements, any subscription agreement(s) executed in connection herewith, the Purchase and Exchange Agreements and any Joinder Agreements executed after the date hereof, and all related Exhibits and Schedules hereto and thereto (all of the foregoing, together with this Agreement, collectively, the "**Related Agreements**"), constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all

prior and contemporaneous understandings, agreements, representations and warranties, both written and oral, with respect to such subject matter. In the event of an inconsistency or conflict between the provisions of this Agreement and any provisions of any Related Agreement with respect to the subject matter herein, the terms of this Agreement shall control. All Exhibits, Schedules and other addenda hereto are hereby deemed incorporated into this Agreement, and made a part hereof, by this reference. Notwithstanding the foregoing or any other provision of this Agreement or the Relevant Agreements, the parties hereby agree that the Indemnification Agreement dated April 22, 2019 by and among Eideard Venture Capital IV, LLC, Donald B. Flanagan and Brandon D. Flanagan shall remain in full force and effect subject only to the terms and conditions contained therein.

6.7   Successors and Assigns; Assignment. Subject to the rights and restrictions on Transfers set forth in this Agreement, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective permitted successors and permitted assigns. This Agreement may not be assigned by any Stockholder except as provided in this Agreement, and any such assignment in violation of this Agreement shall be null and void.

6.8   No Third-Party Beneficiaries. This Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors and assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

6.9   Amendment. All amendments and/or modifications to, or waivers of the terms of, any provisions of this Agreement shall be in writing and shall require the affirmative vote or written consent of (i) the Board; (ii) Stockholders holding a majority of the issued and outstanding Preferred Stock; and (iii) Stockholders holding at least seventy-five percent (75.00%) of the Class A Common Stock of the Company. In addition, the approval of the Preferred Director shall be required for any amendments that materially and adversely affect the rights of the Preferred Stockholder. The Board shall have authority to amend Schedule A and Schedule B to this Agreement (as the case may be) to add new Stockholders or such other Persons who, after the date hereof, acquire securities of the Company in accordance with the provisions of this Agreement and agree to become a party to, and bound by, this Agreement as a *"Preferred Stockholder"* or a *"Common Stockholder"* by executing a Joinder Agreement. Any such written amendment or modification will be binding upon the Company and each Stockholder

6.10   No Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege. Notwithstanding the foregoing, any of the rights, powers, and preferences of the Preferred Stock set forth in this Agreement may be waived on behalf of all holders of Preferred Stock by the affirmative vote or written consent of the Person(s) holding a majority of the Preferred Stock, voting as a single class. For the avoidance of doubt, nothing contained in this Section 6.10 shall diminish any of the explicit and implicit waivers described in this Agreement, including in, Section 3.3.4(e), Section 3.5.2(a), Section 3.4.5 and Section 6.16 hereof.

6.11   Governing Law; Jurisdiction; Venue. All issues and questions concerning the application, construction, validity, interpretation and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the Commonwealth of Massachusetts, without giving effect to any choice or conflict of law provision or rule (whether of the Commonwealth of Massachusetts or any other

jurisdiction). The parties hereby agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby, whether in contract, tort or otherwise, shall be brought in any state or federal court of competent jurisdiction sitting in Massachusetts, so long as one of such courts shall have subject-matter jurisdiction over such suit, action or proceeding, and that any case of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the Commonwealth of Massachusetts. Each of the parties hereby irrevocably consents to the exclusive jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding which is brought in any such court has been brought in an inconvenient form. Service of process, summons, notice or other document by certified or registered mail to the address set forth in Section 6.3 shall be effective service of process for any suit, action or other proceeding brought in any such court.

6.12   Dispute Resolution

6.12.1   *Disputes among Stockholders*. The Stockholders agree that in the event of a Stockholder Dispute, the Stockholders shall use their best efforts to resolve any such Stockholder Dispute by good-faith negotiation and mutual agreement. The Stockholders shall meet at a mutually convenient time and place to attempt to resolve any such dispute. In the event that the Stockholders are unable to resolve any Stockholder Dispute within fourteen (14) days of initiation of such dispute, such parties shall first attempt to settle such dispute through a non-binding mediation proceeding. In the event any party to such mediation proceeding is not satisfied with the results thereof, then any unresolved disputes shall be finally settled in accordance with an arbitration proceeding. In no event shall the results of any mediation proceeding be admissible in any arbitration or judicial proceeding..

6.12.2   *Mediation.*

(a)   Mediation proceedings shall be conducted in accordance with the Commercial Mediation Rules of the American Arbitration Association (the "**AAA**") in effect on the date the notice of mediation was served, other than as specifically modified herein, and shall be non-binding on the parties thereto.

(b)   Any Stockholder may commence a mediation proceeding by serving written notice thereof to the other Stockholders, by mail or otherwise, designating the issues to be mediated and the specific provisions of this Agreement under which such issues and dispute arose. The initiating party shall simultaneously file two copies of the notice with the AAA, along with a copy of this Agreement. A Stockholder may withdraw from the Stockholder Dispute by signing an agreement to be bound by the results of the mediation, to the extent the mediation results are accepted by the other Stockholders as provided herein. A Stockholder who withdraws shall have no further right to participate in the Stockholder Dispute.

(c)   The Stockholders shall select one neutral third party AAA mediator (the "**Mediator**") with expertise in the area that is in dispute. If a Mediator has not been selected within five (5) Business Days thereafter, then a Mediator shall be selected by the AAA in accordance with the Commercial Mediation Rules of the AAA.

(d)   The Mediator shall schedule sessions, as necessary, for the presentation by all Stockholders of their respective positions, which, at the option of the Mediator, may be heard by the Mediator jointly or in private, without any other Stockholders present. The mediation proceeding shall be held in the city that is the company's principal place of business or such other place as agreed by the Mediator and the parties to the Stockholder Dispute. The Stockholders may submit to the Mediator, no later

than ten (10) Business Days prior to the first scheduled session, a brief memorandum in support of their position.

        (e)   The Mediator shall make written recommendations for settlement in respect of the Stockholder Dispute, including apportionment of the mediator's fee, within ten (10) Business Days of the last scheduled session. If any Stockholder involved is not satisfied with the recommendation for settlement, such Stockholder may commence an arbitration proceeding.

        6.12.3 *Arbitration.*

        (a)   AAA Rules. Arbitration proceedings shall be conducted under the Rules of Commercial Arbitration of the AAA (the "**Rules**"). A Stockholder may withdraw from the Stockholder Dispute by signing an agreement to be bound by the results of the arbitration. A Stockholder who withdraws shall have no further right to participate in the Stockholder Dispute.

        (b)   Appointment. The arbitration panel shall consist of one arbitrator. The Stockholders shall select one neutral third party AAA arbitrator (the "**Arbitrator**") with expertise in the area that is in dispute. If an Arbitrator has not been selected within five (5) Business Days thereafter, then an Arbitrator shall be selected by the AAA in accordance with the Commercial Arbitration Rules of the AAA. The arbitration proceeding shall be held in the city that is the Company's principal place of business or such other place as agreed by the Arbitrator and all of the parties to the Stockholder Dispute. Any arbitrator who is selected shall disclose promptly to the AAA and to both parties any financial or personal interest the arbitrator may have in the result of the arbitration and/or any other prior or current relationship, or expected or discussed future relationship, with the Stockholders or their representatives. The arbitrator shall promptly conduct proceedings to resolve the dispute in question pursuant to the then existing Rules. To the extent any provisions of the Rules conflict with any provision of this Section, the provisions of this Section shall control.

        (c)   Costs. In any final award and/or order, the arbitrator shall apportion all the costs incurred in conducting the arbitration in accordance with what the arbitrator deems just and equitable under the circumstances.

        (d)   Discovery. Discovery shall not be permitted in such arbitration except as allowed by the rules of arbitration, or as otherwise agreed to by all the parties of the Stockholder Dispute. Notwithstanding, the Stockholders agree to make available to one another and to the arbitrator, for inspection and photocopying, all documents, books and records, if determined by the arbitration panel to be relevant to the dispute, and by making available to one another and to the arbitration panel personnel directly or indirectly under their control, for testimony during hearings if determined by the arbitration panel to be relevant to the dispute. The Stockholders agree, unless undue hardship exists, to conduct arbitration hearings to the greatest extent possible on consecutive Business Days and to strictly observe time periods established by the Rules or by the arbitrator for the submission of evidence and of briefs. Unless otherwise agreed to by the parties to the Stockholder Dispute, a stenographic record of the arbitration proceedings shall be made and a transcript thereof shall be ordered for each Stockholder, with each party paying an equal portion of the total cost of such recording and transcription.

        (e)   Powers. The arbitrator shall have all powers of law and equity, which it can lawfully assume, necessary to resolve the issues in dispute including making awards of compensatory damages, issuing both prohibitory and mandatory orders in the nature of injunctions and compelling the production of documents and witnesses for presentation at the arbitration hearings on the merits of the case. The arbitration panel shall neither have nor exercise any power to act as amiable compositeur or ex aequo et bono; or to award special, indirect, consequential or punitive damages. The decision of the arbitration panel shall be in written form and state the reasons upon which it is based. The statutory, case law and

common law of The Commonwealth of Massachusetts shall govern in interpreting their respective rights, obligations and liabilities arising out of or related to the transactions provided for or contemplated by this Agreement, including the validity, construction and performance of all or any portion of this Agreement, and the applicable remedy for any liability established thereunder, and the amount or method of computation of damages which may be awarded, but such governing law shall not include the law pertaining to conflicts or choice of laws of Massachusetts; provided, however, that should the parties refer a dispute arising out of or in connection with an ancillary agreement or an agreement between some or all of the Stockholders which specifically references this Article, then the statutory, case law and common law of the State whose law governs such agreement (except the law pertaining to conflicts or choice of law) shall govern in interpreting the respective rights, obligations and liabilities of the parties arising out of or related to the transactions provided for or contemplated by such agreement, including the validity, construction and performance of all or any portion of such agreement, and the applicable remedy for any liability established thereunder, and the amount or method of computation of damages which may be awarded.

(f)   Actions to Challenge Award. Any action or proceeding subsequent to any award rendered by the arbitrator in the Stockholder Dispute, including any action to confirm, vacate, modify, challenge or enforce the arbitrator's decision or award shall be filed in a court of competent jurisdiction in the same county where the arbitration of the Stockholder Dispute was conducted, and Massachusetts law shall apply in any such subsequent action or proceeding.

6.13   Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

6.14   Attorneys' Fees. In the event that any party hereto institutes any legal suit, action or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action or proceeding, including reasonable attorneys' fees and expenses and court costs.

6.15   Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise.

6.16   Counterparts. This Agreement may be executed electronically and in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of a manually signed original copy of this Agreement.

6.17   Legend. In addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Capital Stock shall bear a legend substantially in the following form:

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A STOCKHOLDERS AGREEMENT AMONG THE COMPANY AND ITS STOCKHOLDERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICE OF THE COMPANY.

NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SHARES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH STOCKHOLDERS AGREEMENT.

THE SHARES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, ASSIGNED, PLEDGED, HYPOTHECATED OR OTHERWISE DISPOSED EXCEPT (A) PURSUANT TO A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) PURSUANT TO AN EXEMPTION FROM REGISTRATION THEREUNDER.

6.18   Irrevocable Proxy and Power of Attorney. Each Stockholder hereby appoints the Company and any designee of Company, and each of them individually, its proxies and attorneys-in-fact, with full power of substitution and re-substitution, to vote or act by written consent during the term of this Agreement with respect to such Stockholder's Shares (or applicable Stock Equivalents) in accordance with the provisions of Section 3.5 hereof. This proxy and power of attorney is given to secure the performance of the duties of the Stockholders under this Agreement. Each Stockholder shall take such further action or execute such other instruments as may be necessary to effectuate the intent of this proxy. This proxy and power of attorney granted by each Stockholder shall be irrevocable during the term of this Agreement, shall be deemed to be coupled with an interest sufficient in law to support an irrevocable proxy and shall revoke any and all prior proxies granted by any Stockholder with respect to such Stockholder's Shares or applicable Stock Equivalents. The power of attorney granted by each Stockholder herein is a durable power of attorney and shall survive the dissolution, bankruptcy, death or incapacity of the Stockholder. The proxy and power of attorney granted hereunder shall terminate upon the termination of the provisions Section 3.5, in accordance with its terms.

6.19   Spousal Consent. Each Common Stockholder who is married on the date of this Agreement shall cause such Common Stockholder's spouse to execute and deliver to the Company a consent of spouse in the form of Exhibit C hereto (a "**Spousal Consent**"), dated as of the date hereof. If any Common Stockholder should marry following the date of this Agreement, such Common Stockholder shall cause his or her spouse to execute and deliver to the Company a Spousal Consent within thirty (30) days thereof.

[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have executed or, as the case may be, have caused their duly authorized representatives to execute, this Agreement as an instrument under seal as of the date first written above.

COMPANY:

IN FORCE TECHNOLOGY, INC.

By: _Brandon Flanagan_
Name: _BF_
Title: _President + CEO_

IN WITNESS WHEREOF, the parties hereto have executed or, as the case may be, have caused their duly authorized representatives to execute, this Agreement as an instrument under seal as of the date first written above.

COMMON STOCKHOLDERS:



DONALD B. FLANAGAN, *individually*



BRANDON D. FLANAGAN, *individually*

_____

GOKHAN OZKAN, *individually*

_____

LES VITALE, *individually*

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.


PREFERRED STOCKHOLDER:

EIDEARD VENTURE CAPITAL IV, LLC

By: EIDEARD GROUP, LLC,
      its Manager

By: _____
Name: _____
Title: _____

_____
GOKHAN OZKAN, *individually*


EXHIBIT A
ARTICLES OF CONVERSION

[Immediately Follow This Page]

EXHIBIT B
PURCHASE AND EXCHANGE AGREEMENTS

[Immediately Follow This Page]

EXHIBIT C

FORM OF SPOUSAL CONSENT

I hereby acknowledge that I have read the Stockholders' Agreement dated February3, 2021 (the "**Agreement**") of In Force Technology, Inc. (the "**Company**") and that I know and understand its contents. I am aware that pursuant to the Agreement my spouse agrees to sell all of his or her Units in the Company, including my community interest in them, upon the occurrence of certain events contained and described therein. I hereby consent to any sale and provisions contained in this Agreement. I further agree and understand that the provisions of the Agreement govern the Shares subject to this Agreement and my interest in them. I hereby confirm that at no time will I take any action to hinder the operation of this Agreement regarding my spouse's Shares or my interest in them.

Dated: 2-3-2021

Name: Donald B Flanagan [signature] Brandon Flanagan [signature]

Exhibit D
FORM OF JOINDER AGREEMENT

IN FORCE TECHNOLOGY, INC.

FORM OF JOINDER AGREEMENT

This Joinder Agreement dated February 3, 2021, is delivered pursuant to the In Force Technology, Inc., Stockholders Agreement, dated February 3, 2021 (the "**Agreement**"), among the Stockholders listed on Schedules A and B thereto and any other Stockholders who became party to the Agreement pursuant to the terms thereof. Capitalized terms used herein not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

Subject to the terms and conditions of this Joinder Agreement and the Agreement, the undersigned hereby acknowledges, agrees and confirms that, by its execution of this Joinder Agreement, the undersigned will be deemed to be a party to the Agreement for all purposes of the Agreement, and shall have all of the rights and obligations of a Stockholder thereunder as fully as if he or she had executed the Agreement. The undersigned hereby ratifies, as of the date hereof, and agrees to be bound by, all of the terms, provisions and conditions contained in the Agreement.

IN WITNESS WHEREOF, the undersigned has caused this Joinder Agreement to be duly executed and delivered as of February 3 2021



____
Name:

SCHEDULE A
COMMON STOCKHOLDERS

Class A Common Stockholders:

Common Stockholder Name and Address	Number of Shares of Class A Common Stock
[NAME AND ADDRESS]	#
[NAME AND ADDRESS]	#
[NAME AND ADDRESS]	#
[NAME AND ADDRESS]	#

Class B Common Stockholders:

Common Stockholder Name and Address	Number of Shares of Class B Common Stock
[NAME AND ADDRESS]	#
[NAME AND ADDRESS]	#
[NAME AND ADDRESS]	#
[NAME AND ADDRESS]	#

SCHEDULE B

PREFERRED STOCKHOLDER

Preferred Stockholder(s):

Preferred Stockholder Name and Address	Number of Series AA Preferred Shares of Stock
[NAME AND ADDRESS]	#
[NAME AND ADDRESS]	#
[NAME AND ADDRESS]	#
[NAME AND ADDRESS]	#

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